SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_________________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  X      Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __     No  X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)

Dated: November 14, 2003	By:/s/ Nancy C. Gardner

8 October 2003.

Reuters and TIBCO Announce New Commercial Agreement and Repurchase Commitment

London and Palo Alto — Reuters Group PLC (RTR.L) and TIBCO Software Inc. (NASDAQ: TIBX) today announce a new commercial agreement which allows TIBCO to pursue the financial services market directly and reflects Reuters focus on its core information business. Reuters intends to reduce its TIBCO stake in an orderly and efficient manner and TIBCO has agreed to repurchase a portion of its shares from Reuters if Reuters completes a public offering of TIBCO shares.

Under the terms of the new commercial agreement, TIBCO will have immediate access to the financial services market, except that TIBCO will not be able to market or sell Risk Management applications and Market Data Systems for financial services companies. Reuters will continue to use TIBCO technology internally and embedded within its products. Reuters will, however, phase out its role as a general reseller of TIBCO products over the next 18 months. Reuters and TIBCO will work together with Reuters existing customers to ensure a smooth migration of maintenance contracts to TIBCO. Until its reseller rights are phased out in March 2005, Reuters will continue to make quarterly payments of US$5 million to TIBCO. The quarterly payment amount is subject to reduction during the phase-out period based on TIBCO’s direct revenues from products and support sold to financial services customers.

These actions by Reuters are consistent with previously announced plans to slim down and re-focus its software solutions business as part of its Fast Forward transformation plan. This new agreement also provides TIBCO with an opportunity to better leverage its core strength to service the finance industry directly.

Consistent with these new arrangements, Reuters intends to reduce its 49% shareholding in TIBCO. TIBCO has agreed to file a registration statement with the SEC to facilitate public sales by Reuters of a portion of its stake. Any sale and its timing will depend on market conditions. If Reuters completes a single registered public sale of at least US$100 million of TIBCO shares within 12 months of the SEC filing, TIBCO has committed to repurchase an equal number of shares from Reuters at the same price per share, up to a maximum of US$115 million.

Tom Glocer, CEO of Reuters, said: “In February we announced that we would refocus our Solutions business as part of our Fast Forward programme. The agreement we have now reached with TIBCO ensures Reuters continuing exclusive rights in the markets where we have chosen to remain, specifically Market Data Systems and Risk Management. It also allows TIBCO early access to the rest of the financial services market, which benefits all TIBCO shareholders including us. In addition, TIBCO has agreed to make a portion of its cash available to assist an orderly sale of Reuters stake.”

Vivek Ranadivé, CEO of TIBCO, said: “We’ve had a long and productive relationship with Reuters and continue to view Reuters as a strategic partner. With this next step in the relationship, TIBCO will now have the ability to fully capitalize on our brand strength in financial services. We look forward to expanding the use of TIBCO technology with both new and existing customers in financial services.”

End

Contacts

Reuters Contacts

Press
Yvonne Diaz
Tel: +44 20 7542 2615
yvonne.diaz@reuters.com
Mobile: +44 7990 560 615

Investors
Miriam McKay
Tel: +44 20 7542 7057
miriam.mckay@reuters.com

TIBCO contacts

Press
Bob Berger
Tel: (650) 846-5713
bberger@tibco.com

Investors
Michael Magaro
Tel: (650) 846-5428
mmagaro@tibco.com

Notes to editors

Reuters Group PLC (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

This statement may be deemed to include forward-looking statements relating to Reuters within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are described in Reuters Annual Report and Form 20-F 2002 under the heading ‘Risk Factors’. In particular, Reuters ability to realise value from its TIBCO holdings will necessarily be dependent on whether, when and by what method Reuters undertakes to dispose of the holdings and market conditions at such time or times. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

About TIBCO Software

TIBCO Software Inc. (NASDAQ: TIBX) is the leading independent business integration software company in the world, demonstrated by market share and analyst reports. In addition, TIBCO is a leading enabler of Real-Time Business, helping companies become more cost-effective, more agile and more efficient. TIBCO has delivered the value of Real-Time Business, what TIBCO calls The Power of Now®, to over 2,000 customers around the world and in a wide variety of industries. For more information on TIBCO’s proven business integration, business optimization, and enterprise backbone solutions, TIBCO can be reached at 650-846-1000 or on the Web at www.tibco.com. TIBCO is headquartered in Palo Alto, CA. Legal Notice Regarding Forward-Looking Statements: This release contains forward-looking statements regarding TIBCO’s ability to migrate maintenance contracts of Reuters’ existing customers and to expand its customer base in the finance industry, Reuters’ plans to dispose of its shares of TIBCO common stock, and benefits to TIBCO’s stockholders resulting from TIBCO’s access to the financial services market. Actual results could differ materially from such forward-looking statements if the transition of Reuters existing maintenance contracts to TIBCO is not effectively implemented or if TIBCO is unable to capitalize on the opportunity to sell its products to the financial services sector. In addition, Reuters may not dispose of its shares of TIBCO stock as currently contemplated due to market conditions or other reasons not foreseen today. Additional information concerning factors that could cause actual results to differ materially from those contained in the forward-looking statements set forth herein, including our history of losses, the unpredictability of future revenue, our lack of long-term customer contracts, our exposure to credit risk, rapid technological and market changes, risks associated with infrastructure software and the volatility of our stock price are discussed more fully in TIBCO Software’s filings with the Securities and Exchange Commission (“SEC”), including but not limited to its most recent reports on Forms 10-Q and 10-K filed with the SEC on July 9, 2003 and February 5, 2003, respectively. Copies of filings made with the SEC are available through the SEC’s electronic data gather analysis and retrieval system (EDGAR) at www.sec.gov. TIBCO assumes no obligation to update the forward-looking statements included in this document.

TIBCO, the TIBCO logo, The Power of Now, and TIBCO Software are trademarks or registered trademarks of TIBCO Software Inc. in the United States and/or other countries. All other product and company names and marks mentioned in this document.

This press release does not constitute an offer of any shares of TIBCO Software Inc. for sale.

17 October 2003.

Reuters Reaches Favourable Settlement With Moneyline Telerate

London – Reuters (LSE: RTR), the global information company, today stated it has entered into a settlement agreement with Moneyline Telerate favourably resolving the litigation commenced by Reuters on 23 September 2003.

As part of the settlement, Reuters received guarantees from Moneyline’s principal shareholder to pay all disputed amounts in accordance with their contract. Reuters and Moneyline have also amended aspects of the contract to provide greater certainty in the future that invoices will be paid on a timely basis.

While a number of details relating to the settlement remain confidential, Moneyline settled all the issues in dispute with Reuters, including non-payment of invoices and other breaches of contract.

Graham Albutt, Head of Business Programs, said, “We’re extremely pleased with the settlement we’ve reached. We have worked diligently with Moneyline over the past few weeks to agree on terms on which the parties could re-establish a working relationship for the remainder of the contract.

“The litigation with Moneyline Telerate has always been about securing payment for services and ensuring that Moneyline honours its contractual commitments going forward. Moneyline has now agreed to make good on these commitments. Most importantly, however, we’re pleased to be able to rescind the termination, so that there is no undue disruption to customers.”

End

Contact:

Yvonne Diaz
Reuters Corporate Communications
Tel: +44 20 7542 2615
Mobile: +44 7990 560 615
yvonne.diaz@reuters.com

Note to editors:

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

REUTERS GROUP PLC – THIRD QUARTER RESULTS
for the three months to 30 September 2003

22 October 2003	10/03

REUTERS: INSTINET STATEMENT

London – Instinet Group Incorporated, the electronic brokerage in which Reuters has a 63% stake, published its financial results for the third quarter of 2003 today. These results are published under US GAAP. The equivalent set of revenue figures in sterling and under UK GAAP will be added to the Reuters core third quarter figure, being published on 27 October, to give third quarter revenue for Reuters Group.

Instinet’s full statement follows at the end of this release.

Reconciliation of Instinet revenue for the three months to 30 September 2003 and the nine months to 30 September 2003

The following is a reconciliation of the unaudited revenue for three months to 30 September 2003 and nine months to 30 September 2003 under US GAAP as released by Instinet on 22 October 2003, to the numbers that will be reported for Instinet under UK GAAP.

	Three months to	Nine months to
	30 September 2003	30 September 2003

Per Instinet results - US GAAP (US$m)	272	798
Adjustments to UK GAAP
- Soft dollar commission	(55)	(154)
- Interest	(3)	(8)
- Investments	1	20

Instinet results - UK GAAP (US$m)	215	656

Instinet results - UK GAAP (£m)	132	407

An exchange rate of US$1.61 has been used, being the average for both the three months to 30 September 2003 and the nine months to 30 September 2003.

Explanation of adjustments

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollar activities, primarily relating to the purchase of third party research products, as well as payments made as part of Instinet’s commission recapture services. Under US GAAP, Instinet reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP these revenues and costs are not grossed up but are netted against each other.

Other revenue adjustments include interest income and movements in the value of investments held at the balance sheet date including mark-to-market gains and losses and impairments as well as realised gains and losses on disposals, all of which are not included as revenue under UK GAAP.

END

Reuters contacts

Press
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

INSTINET ANNOUNCES THIRD QUARTER 2003 RESULTS

NEW YORK, October 22, 2003 – Instinet Group Incorporated (Nasdaq: INET) today announced net income of $4 million or $0.01 per share for the third quarter of 2003. This compares to a net loss of $528 million, or $2.05 per share, for the third quarter of 2002, which included a goodwill impairment write-down of $552 million, a net investment gain of $20 million and a $1 million restructuring charge. 1,2

Edward J. Nicoll, Chief Executive Officer of Instinet, commented: “Market volumes declined slightly during the third quarter, which is reflected in our revenues. However, we stayed on course to reduce costs, and have reported Instinet’s first positive net income since 2001. In addition, we continue to strengthen our core businesses. Our institutional broker is developing new products designed to reduce its customers’ opportunity costs and increase their prospects for interacting with natural liquidity. Our two electronic marketplaces recently cut prices significantly on routing services, further highlighting the advantages to subscribers of partnering with us to obtain the opportunity of high-quality executions at low prices.”

Business Trends

  Our clients traded 34.2 billion U.S. equity shares through Instinet in the third quarter of 2003, up 29% from 26.5 billion shares executed in the third quarter of 2002, and down 8% from 37.1 billion shares executed in the second quarter of 2003. The decrease versus the second quarter of 2003 was due to the combination of lower overall average daily market volumes in the third quarter and reduced market share. The Island ECN accounted for 12.3 billion shares of this volume in the third quarter of 2003, compared to 1.4 billion in the third quarter of 2002, which included Island for one week subsequent to the closing of the Island acquisition.
  U.S. equity shares executed through Instinet during the third quarter of 2003 consisted of 29.3 billion NASDAQ-listed shares and 4.8 billion U.S. exchange-listed shares.
  Our share of total U.S. equity volume was 14.7% in the third quarter, compared to 11.1% in the third quarter of 2002 and 15.5% in the second quarter of 2003.
  Our share of NASDAQ-listed equity volume was 26.5% in the third quarter, and our share of U.S. exchange-listed equity volume was 4.0%.

Financial Performance

Revenues

Total revenues for the third quarter were $272 million, down 5% from the second quarter of 2003.

Transaction fee revenue for the third quarter was $268 million, down 3% from the second quarter of 2003. Our net equity transaction fee revenue was $156 million, down 5% from the second quarter of 2003. 2

Expenses

Instinet’s total expenses from continuing operations for the third quarter of 2003 were $267 million, down 8% from the second quarter of 2003.

  Compensation and benefits expense was $51 million in the third quarter of 2003, down 15% from the previous quarter, primarily reflecting lower staff levels and a lower severance charge. 2
  Brokerage, clearing and exchange fees were $36 million, up 6% from the previous quarter.
  Communications and equipment expense was $25 million, down 21% from the previous quarter, primarily due to the migration of clients from our proprietary network to a third-party network.
  Other expenses were $6 million, down 32% from the second quarter of 2003, mainly due to lower bad debt and interest expenses.

Balance Sheet

At September 30, 2003, Instinet had net cash (cash and cash equivalents and securities owned less short-term borrowings) of approximately $637 million, tangible net assets of approximately $883 million, and shareholders’ equity of approximately $992 million. There were approximately 331 million shares of common stock outstanding.

Instinet’s Chief Financial Officer, John F. Fay, commented: “Our performance in the third quarter reflects both the market environment as well as our continued focus on cost reduction. Our balance sheet remains very strong with our cash balance increasing by 12% to $637 million during the third quarter.”

1 Unless otherwise specified, financial results and statistical information referred to in this release include data for Island Holding Company, Inc. following the closing of our acquisition of Island on September 20, 2002.

2 See table titled "Reconciliation of Pro Forma Operating Results for 3Q03".

Strategic Developments

During the quarter, Instinet continued to make progress on its plan to separate its buy-side and sell-side businesses. The aim of this reorganization is to empower each business to pursue its own distinct interests, add strategic clarity to our company and lay a foundation for future profitability.

Instinet, the Institutional Broker is a value-added broker that serves institutions around the world. Its products and services are designed to improve both the trading efficacy and investment performance of our clients. They include:

  Direct, efficient and unbiased access to the global equity markets, as well as the opportunity to trade directly with other Instinet clients.
  Sophisticated trading expertise and advanced technological tools designed to make it easier to manage increasingly complex global equity trading strategies.
  Unconflicted trading based on a pure agency business model.

Instinet plans to release to clients before year-end two key brokerage products for U.S. equity trading.

Continuous Block Crossing, or CBX is a block-matching system with minimum order and trade-size parameters and penny price increments to better facilitate block trading. Institutional clients will be able to trade directly with each other, or use advanced order functionality and routing technologies to intelligently trade orders in other market venues.

Proactive SmartRouter will enable clients, in addition to routing marketable orders to the best available execution option, to post orders in more than one venue at the same time. In a fragmented marketplace like the exchange-listed market in the U.S., posting an order in one liquidity pool may carry the opportunity cost of missing the potential for price and size improvement in another liquidity pool. Proactive SmartRouter is designed to reduce that opportunity cost.

Our sell-side business is now made up of two alternative trading systems — the Instinet ECN and The Island ECN, and their clearing broker, Instinet Clearing Services, Inc. We are in the process of integrating these two pools of liquidity into one single ATS, to be called “INET”. INET will offer matching and routing services to its U.S. registered broker-dealer subscribers. INET will provide access to one of the largest liquidity pools in NASDAQ-listed equities. It will be based on the existing Island platform, which employs a stable and scalable infrastructure that enables speed and reliability while allowing the system to operate at low cost. INET will provide its clients with access to other U.S. trading venues utilizing Instinet’s SmartRouter technology.

Instinet ECN and Island ECN recently announced a 25% price reduction for routing orders in over-the-counter securities to other trading venues through Instinet’s SmartRouter. Further, retroactive to October 1, 2003 and effective through the end of this year, the price was reduced by an additional 12 percentage points for a 37% reduction overall. As a result of this price reduction, subscribers can now access marketplaces offering automated executions at a cost potentially lower than accessing those markets directly.

With these and other initiatives, Instinet Group is positioning its business to thrive in what continues to be a highly competitive environment. Equity markets in the U.S. may be on the verge of a phase of accelerated modernization that potentially could see a reduction in, or even the elimination of, some of the remaining regulatory and other barriers to competition in trading exchange-listed securities. As we move toward a potentially more open and competitive environment, Instinet will be ready to serve those investors looking for technologically advanced products and services focused solely on customers’ needs.

Webcast

Instinet will webcast a conference call to discuss its third quarter results at 11:00 a.m. New York time today at http://www.investor.instinet.com. A replay will be available at the same address following the call.

About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Instinet is part of the Reuters family of companies.

Through our electronic platforms, our customers can access over 40 securities markets throughout the world, including NASDAQ, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. We act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale.

# # #

This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.

© 2003 Instinet Group Incorporated and its affiliated companies. All rights reserved. INSTINET is a registered service mark in the United States and in other countries throughout the world. Instinet is part of the Reuters family of companies.

Instinet Corporation (member NASD/SIPC), The Island ECN, Inc. (member NASD/CSE/SIPC), Instinet Clearing Services, Inc. (member NASD/SIPC) and the Island Holding Company, Inc. are subsidiaries of Instinet Group Incorporated.

This news release may be deemed to include forward-looking statements relating to Instinet. Certain important factors that could cause actual results to differ materially from those disclosed in such forward-looking statements are included in Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and other documents filed with the SEC and available on the Company’s website. Certain information regarding trading volumes is also included in Instinet’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and on the Company’s website at www.instinetgroup.com. These statements speak only as of the date of this news release, and the Company does not undertake any obligation to update them.

END

Investor Contact
John Pitt
Instinet Group Incorporated
212 310 7481
john.pitt@instinet.com

Media Contact
Stephen Austin
Instinet Group Incorporated
212 310 4037
stephen.austin@instinet.com

Instinet Group Incorporated
Consolidated Statements of Operations
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	September 30,
	2003	2003	2002	2003	2002
REVENUE
Transaction fees	$268,210	$275,909	$263,917	$799,343	$799,731
Interest	4,931	6,651	10,699	17,929	31,591
Investments	(667)	2,841	(20,336)	(19,504)	(39,231)

Total revenues	272,474	285,401	254,280	797,768	792,091

EXPENSES
Compensation and benefits	51,450	60,749	63,809	176,183	221,016
Soft dollar and commission recapture	54,894	49,604	51,824	153,556	167,153
Broker-dealer rebates	53,552	58,630	39,004	162,602	67,798
Brokerage, clearing and exchange fees	35,553	33,446	42,079	103,024	112,527
Communications and equipment	24,917	31,617	26,620	87,254	89,116
Depreciation and amortization	22,408	23,534	16,712	70,016	53,765
Occupancy	12,567	13,175	12,223	42,200	39,370
Professional fees	5,739	7,228	5,110	19,305	16,774
Marketing and business development	2,958	3,480	2,451	9,219	13,338
Other	5,728	8,407	9,899	21,995	42,425
Restructuring	--	--	955	--	58,395
Goodwill impairment	--	--	551,991	--	551,991
Insurance recovery of fixed assets lost	(2,989)	--	--	(7,989)	--

Total expenses	266,777	289,870	822,677	837,365	1,433,668

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	5,697	(4,469)	(568,397)	(39,597)	(641,577)
Income tax provision (benefit)	1,652	732	(39,958)	(4,123)	(59,778)

Income (loss) from continuing operations before cumulative effect of change in accounting principle	4,045	(5,201)	(528,439)	(35,474)	(581,799)
Discontinued operations:
Loss from operations of fixed income business	--	--	--	--	(33,356)
Income tax benefit	--	--	--	--	10,770

Income (loss) before cumulative effect of change in accounting principle	4,045	(5,201)	(528,439)	(35,474)	(604,385)
Cumulative effect of change in accounting principle, net of tax	--	--	--	--	(18,642)

Net income (loss)	$4,045	$(5,201)	$(528,439)	$(35,474)	$(623,027)

NET INCOME (LOSS) PER SHARE - BASIC & DILUTED
Income (loss) from continuing operations	$0.01	$(0.02)	$(2.05)	$(0.11)	$(0.22)
Discontinued operations:
Loss from operations of fixed income business	--	--	--	--	(0.13)
Income tax benefit	--	--	--	--	0.04

Income (loss) before cumulative effect of change in accounting principle	0.01	(0.02)	(2.05)	(0.11)	(0.31)
Cumulative effect of chg in accounting principle, net of tax	--	--	--	--	(0.07)

Net income (loss) per share	$0.01	$(0.02)	$(2.05)	$(0.11)	$(0.38)

Weighted average shares outstanding - basic	330,893	330,841	258,206	330,833	251,865
Weighted average shares outstanding - diluted	332,289	330,841	258,487	330,833	251,965

Note: Results for Island Holding Company, Inc. are included subsequent to 09/20/02.

Instinet Group Incorporated
Consolidated Statements of Operations
(In thousands, except per share amounts)
(Unaudited)

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2003	2003	2003	2002	2002	2002	2002	2001	2001
REVENUE
Transaction fees	$268,210	$275,909	$255,224	$278,441	$263,917	$269,933	$265,881	$319,219	$311,737
Interest	4,931	6,651	6,347	8,546	10,699	11,958	8,934	11,562	14,254
Investments	(667)	2,841	(21,678)	(19,878)	(20,336)	(13,181)	(5,714)	17,817	(6,330)

Total revenues	272,474	285,401	239,893	267,109	254,280	268,710	269,101	348,598	319,661

EXPENSES
Compensation and benefits	51,450	60,749	63,984	60,745	63,809	70,989	86,218	83,996	84,820
Soft dollar and commission recapture	54,894	49,604	49,058	50,161	51,824	61,738	53,591	58,174	51,595
Broker-dealer rebates	53,552	58,630	50,420	56,601	39,004	25,503	3,291	--	--
Brokerage, clearing and exchange fees	35,553	33,446	34,025	36,994	42,079	33,767	36,681	40,364	33,284
Communications and equipment	24,917	31,617	30,720	36,604	26,620	29,187	33,309	32,872	36,939
Depreciation and amortization	22,408	23,534	24,074	24,659	16,712	17,930	19,123	21,269	21,206
Occupancy	12,567	13,175	16,458	16,158	12,223	13,595	13,552	11,587	14,424
Professional fees	5,739	7,228	6,338	7,820	5,110	6,646	5,018	7,880	8,085
Marketing and business development	2,958	3,480	2,781	3,756	2,451	7,480	3,407	2,739	843
Other	5,728	8,407	7,860	16,559	9,899	16,852	15,674	13,742	14,312
Restructuring	--	--	--	62,405	955	42,410	15,030	1,557	22,821
Goodwill impairment	--	--	--	--	551,991	--	--	--	--
Loss of fixed assets at World Trade Center	--	--	--	--	--	--	--	818	19,528
Insurance recovery of fixed assets lost	(2,989)	--	(5,000)	--	--	--	--	(1,472)	(19,528)

Total expenses	266,777	289,870	280,718	372,462	822,677	326,097	284,894	273,526	288,329

Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	5,697	(4,469)	(40,825)	(105,353)	(568,397)	(57,387)	(15,793)	75,072	31,332
Income tax provision (benefit)	1,652	732	(6,507)	6,690	(39,958)	(14,117)	(5,703)	26,662	15,685

Income (loss) from continuing operations before cumulative effect of change in accounting principle	4,045	(5,201)	(34,318)	(112,043)	(528,439)	(43,270)	(10,090)	48,410	15,647
Discontinued operations:
Loss from operations of fixed income business	--	--	--	(412)	--	(23,581)	(9,775)	(4,535)	(11,871)
Income tax benefit	--	--	--	252	--	6,946	3,824	1,844	4,434

Income (loss) before cumulative effect of change in accounting principle	4,045	(5,201)	(34,318)	(112,203)	(528,439)	(59,905)	(16,041)	45,719	8,210
Cumulative effect of change in accounting principle, net of tax	--	--	--	--	--	--	(18,642)	--	--

Net income (loss)	$4,045	$(5,201)	$(34,318)	$(112,203)	$(528,439)	$(59,905)	$(34,683)	$45,719	$8,210

Basic and diluted:

Earnings (loss) per share	$0.01	$(0.02)	$(0.10)	$(0.34)	$(2.05)	$(0.24)	$(0.14)	$0.18	$0.03

Note: Results for Island Holding Company, Inc. are included subsequent to 09/20/02.

Instinet Group Incorporated
Consolidated Statistical Data
(Unaudited)

The following table presents key transaction volume information, as well as certain other operating information.

	Three Months Ended			Percentage Change
	Sept 30,	June 30,	Sept 30,	Sept 30 2003 vs
	2003	2003	2002	June 30,	Sept 30,
				2003	2002
Total U.S. equity share volume (millions) 1, 2	231,762	239,780	239,100	-3.34%	-3.07%
Instinet's U.S. equity share volume (millions) 1, 2	34,168	37,065	26,471	-7.82%	29.08%
Instinet's share of total U.S. equity share volume 1, 2	14.7%	15.5%	11.1%

Total Nasdaq-listed equity share volume (millions) 2	110,672	112,524	110,195	-1.65%	0.43%
Instinet's Nasdaq-listed equity share volume (millions) 2	29,345	31,996	22,569	-8.28%	30.02%
Instinet's share of total Nasdaq-listed equity share volume 2	26.5%	28.4%	20.5%

Total U.S. exchange-listed equity share volume (millions) 2	121,091	127,256	128,905	-4.84%	-6.06%
Instinet's U.S. exchange-listed equity share volume (millions) 2	4,823	5,069	3,902	-4.85%	23.61%
Instinet's share of total U.S. exchange-listed equity share volume 2	4.0%	4.0%	3.0%

Instinet's U.S. equity transaction volume (thousands)	74,634	75,934	37,789	-1.71%	97.50%
Instinet's non-U.S. equity transaction volume (thousands)	1,320	1,547	2,376	-14.67%	-44.44%

Instinet's total equity transaction volume (thousands)	75,954	77,481	40,165	-1.97%	89.10%

Instinet's average U.S. equity transaction size (shares per transaction)	458	488	700	-6.21%	-34.64%
Instinet's average equity transactions per day (thousands)	1,166	1,205	628	-3.25%	85.69%

Transaction fees from US equities (thousands)	$225,962	$229,973	$208,388	-1.74%	8.43%
Transaction fees from non-US equities (thousands)	42,248	45,936	55,529	-8.03%	-23.92%

Total equity transaction fees (thousands)	$268,210	$275,909	$263,917	-2.79%	1.63%
Net transaction fees from US equities (thousands) (non-GAAP financial measure) 3	$126,497	$135,475	$130,121	-6.63%	-2.79%
Net transaction fees from non-US equities (thousands)(non-GAAP financial measure) 3	29,173	28,840	40,495	1.15%	-27.96%

Total net equity transaction fees (thousands) (non-GAAP financial measure) 3	$155,670	$164,315	$170,616	-5.26%	-8.76%
Instinet's average equity transaction fee revenue per share 4	$ 0.0033	$ 0.0031	$ 0.0039	6.45%	-15.38%
Instinet's average net equity transaction fee revenue per share (non-GAAP financial measure) 3,4	$ 0.0018	$ 0.0018	$ 0.0024	0.24%	-24.82%

Full time employees at period end	1,259	1,311	1,723	-3.97%	-26.93%

(1)	U.S. shares consist of shares of U.S exchange-listed and Nasdaq-quoted stocks.

(2)	For a description of how we calculate our share volumes, see – “Nasdaq Volume Calculations” and “Calculation of Instinet ATS and Island ATS Volume Combined Volumes”in our Annual Report on Form 10-K for the year ended December 31, 2002.

(3)	Our net equity transaction fee revenues are calculated by subtracting the soft dollar and commission recapture expenses and broker-dealer rebates from the related equity transaction fees. GAAP requires us to add our soft dollar and commission recapture expenses and broker-dealer rebates, dollar-for-dollar, to related equity transaction fee revenues.

(4)	Average transaction fee revenue is calculated by dividing transaction fee revenue for the buy and sell side of each transaction by total share volume.

(5)	Represents Instinet Group Incorporated volume from all sources, including the Island ECN subsequent to 09/20/02 and Instinet Corporation.

Instinet Group Incorporated
Customer Operating Data 1
(Unaudited)

	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2003	2003	2003	2002	2002	2002	2002
Instinet, the Institutional Broker
A. US Equities
Average daily volume (million shares)	91	87	83	85	88	90	100
Amount charged to client per share [2]	$0.0148	$0.0144	$0.0141	$0.0150	$0.0154	$0.0168	$0.0176
B. Non-US Equities
Average daily consideration (millions) [3]	$649	$666	$783	$751	$936	$874	$940
Average basis points charged to client per
consideration traded [3]	6.2	5.7	5.1	5.5	5.6	5.8	5.9
INET ATS
Matched average daily volume [4]
NASDAQ-listed equity share volume (million
shares)	389	444	380	450	313	208	155
Share of total market	22.5%	24.8%	26.1%	27.4%	18.2%	11.4%	8.5%
U.S. exchange-listed equity share volume
(million shares)	40	45	48	47	17	6	8
Share of total market	2.1%	2.2%	2.5%	2.4%	0.8%	0.4%	0.5%
U.S. total equity share volume (million
shares) [5]	429	489	428	497	330	214	163
Share of total market	11.9%	12.8%	12.8%	13.9%	8.8%	6.1%	4.6%

(1)	For a description of how we calculate our share volumes, see – “Nasdaq Volume Calculations” and “Calculation of Instinet ATS and Island ATS Volume Combined Volumes”in our Annual Report on Form 10-K for the year ended December 31, 2002.

(2)	Net of soft dollar and commission recapture expenses and broker-dealer rebates.

(3)	Commissions on European and Asian transactions are calculated as a percentage (i.e., basis points) of the total value (i.e., consideration of the transaction) (price times number of shares).

(4)	Matched volume reflects transactions where the buyer and seller are matched on our ATSs.

Instinet Group Incorporated
Reconciliation of Pro Forma Operating Results for 3Q03

In evaluating our financial performance and results of operations, management reviews certain financial measures that are not in accordance with generally accepted accounting standards in the United States (“non-GAAP”). Non-GAAP measurements do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. Management uses non-GAAP financial measures in evaluating our operating performance. In light of the use by management of these non-GAAP measurements to assess our operational performance, we believe it is useful to provide information with respect to these non-GAAP measurements so as to share this perspective of management. These non-GAAP financial measures should be considered in the context with our GAAP results. A reconciliation of our non-GAAP measurements are provided below:

(1)     Management reviews adjusted operating income, in addition to GAAP financial results. This non-GAAP financial measurement excludes non-operating items, which by their nature, management does not consider to be a true reflection of the operating results and financial performance of our business. These non-operating charges are investment gains and losses, charges related to our cost reduction initiatives, goodwill impairment, fixed assets losts at the World Trade Center and related insurance recoveries, and the related tax effects of those items. The following schedule reconciles our operating income to our GAAP financial results:

	Three Months Ended
	September 30,	June 30,	September 30,
	2003	2003	2002
Total revenues, as reported	$272,474	$285,401	$254,280
Investments	667	(2,841)	20,336

Pro forma revenues	273,141	282,560	274,616

Total expenses, as reported	266,777	289,870	822,677
Less: Severance included in compensation and benefits	(602)	(7,938)	--
Less: Restructuring	--	--	(955)
Less: Goodwill impairment	--	--	(551,991)
Add: Insurance recovery of fixed assets at the World
Trade Center	2,989	--	--

Pro forma operating expenses	269,164	281,932	269,731

Pro forma income before income taxes	3,977	628	4,885

Income tax provision (benefit), as reported	1,652	732	(39,958)
Tax effect of pro forma adjustments	(429)	1,413	41,833

Pro forma provision for income taxes	1,223	2,145	1,875

Net income (loss), as reported	4,045	(5,201)	(528,439)
Net effect of pro forma adjustments	(1,291)	3,684	531,449

Pro forma net income (loss)	$2,754	$(1,517)	$3,010

Earnings (loss) per share - basic and diluted, as reported	$0.01	$(0.02)	$(2.05)
Net effect of pro forma adjustments	--	0.02	2.06

Pro forma earnings (loss) per share - basic and diluted	$0.01	$0.00	$0.01

Weighted average shares outstanding - basic	330,893	330,841	258,206
Weighted average shares outstanding - diluted	332,289	330,841	258,487

Instinet Group Incorporated
Reconciliation of Pro Forma Operating Results for 3Q03

In evaluating our financial performance and results of operations, management reviews certain financial measures that are not in accordance with generally accepted accounting standards in the United States (“non-GAAP”). Non-GAAP measurements do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. Management uses non-GAAP financial measures in evaluating our operating performance. In light of the use by management of these non-GAAP measurements to assess our operational performance, we believe it is useful to provide information with respect to these non-GAAP measurements so as to share this perspective of management. These non-GAAP financial measures should be considered in the context with our GAAP results. A reconciliation of our non-GAAP measurements are provided below:

(2)     Our transaction fees earned from our customers trading equity securities have represented, and continue to represent, a substantial part of our revenues. GAAP requires us to add our soft dollar and commission recapture expenses and broker-dealer rebates, dollar-for-dollar, to related equity transaction fee revenues, which has a dilutive effect on our operating margins. Therefore, when evaluating our revenues from equity transactions, management reviews our net equity transaction fee revenue, based on U.S. securities and non-U.S. securities. Our net equity transaction fee revenues are calculated by subtracting the soft dollar and commission recapture expenses as well as broker-dealer rebates from the related equity transaction fees, as well as non-equity related revenues, and is calculated as follows:

	Three Months Ended
	September 30,	June 30,	September 30,
	2003	2003	2002
Total
Transaction fee revenue, as reported	$268,210	$275,909	$263,917
Less: non equity related transaction fee revenue	(4,094)	(3,360)	(2,473)
Less: soft dollar revenues and commission recapture expenses	(54,894)	(49,604)	(51,824)
Less: broker-dealer rebates	(53,552)	(58,630)	(39,004)

Net equity transaction fee revenue	$155,670	$164,315	$170,616

U.S.
Transaction fee revenue from U.S. equities	$225,962	$229,973	$208,388
Less: non equity related transaction fee revenue	(4,094)	(3,360)	(2,473)
Less: soft dollar revenues and commission recapture expenses
from U.S. equities	(41,819)	(32,508)	(36,790)
Less: broker-dealer rebates	(53,552)	(58,630)	(39,004)

Net equity transaction fee revenue from U.S. equities	$126,497	$135,475	$130,121

U.S. revenue per share
Average U.S. equity transaction fee revenue (per share, per side)	$0.0033	$0.0031	$0.0039
Less: non equity related transaction fee revenue	(0.0001)	(0.0001)	(0.0001)
Less: soft dollar revenues and commission recapture expenses
from U.S. equities	(0.0006)	(0.0004)	(0.0007)
Less: broker-dealer rebates	(0.0008)	(0.0008)	(0.0007)

Average U.S. equity net transaction fee revenue (per share, per
side)	$0.0018	$0.0018	$0.0024

Non-U.S
Transaction fee revenue from non-U.S. equities	$42,248	$45,936	$55,529
Less: soft dollar revenues and commission recapture expenses
from non-U.S. equities	(13,075)	(17,096)	(15,034)

Net equity transaction fee revenue from non-U.S. equities	$29,173	$28,840	$40,495

This news release may be deemed to include forward-looking statements relating to Reuters within the meaning of the US securities laws. Certain important factors that could cause actual results to differ materially from those disclosed in such forward –looking statements are described in Reuters Annual Report and Form 20-F for the year to 31 December 2002 under the heading ‘Risk Factors’. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ.

27 October 2003.

Accenture Signs Global Integration Services Agreement With Reuters

Accenture to also service some existing Reuters contracts

NEW YORK and LONDON — Oct. 27, 2003 — Accenture (NYSE: ACN) and Reuters Group (LSE: RTR; Nasdaq: RTRSY), the global information company, today announced they have signed a global information technology services agreement to support systems integration of Reuters products globally. Reuters announced in February that it intended to exit the systems integration services business to focus on its core information services.

The agreement will enable the two companies to offer broader solutions to their financial services customers, which include buy- and sell-side institutions, corporate treasury departments, depositories and exchanges, among others. Through the agreement, clients of both companies will have access to Reuters financial applications and content supported by Accenture’s global business consulting, information technology, and business process outsourcing capabilities. This combination will enable clients to integrate Reuters open-systems-based networks, applications and content with their internal infrastructures and business processes to achieve better business performance.

Under the terms of the agreement, Accenture will also service some of Reuters existing systems integration contracts. Additionally, upon Reuters and Accenture complying with certain local legislative and regulatory requirements, up to 70 Reuters employees in Europe will transfer to Accenture effective as of November 1, 2003.

“In February we announced that we would refocus our Solutions business as part of the Fast Forward program. This accord with Accenture provides service continuity for our customers, a new sales channel for Reuters information and continuing solutions products, and a good employer for the transferring employees,” said Tom Glocer, Reuters chief executive.

“Teaming with a global leader in financial information and applications enhances the portfolio of products and services we can provide to our clients and will enable us to broaden our business process outsourcing capabilities in the financial markets sector,” said William F. Cline, managing partner of Accenture’s Capital Markets practice. “We believe that our global technology resources, knowledge of Reuters products and understanding of our clients’ strategic issues will ensure rapid and cost effective implementation of innovative business and IT solutions for Reuters and its customers.”

About Accenture

Accenture is a global management consulting, technology services and outsourcing company. Committed to delivering innovation, Accenture collaborates with its clients to help them become high-performance businesses and governments. With deep industry and business process expertise, broad global resources and a proven track record, Accenture can mobilize the right people, skills, and technologies to help clients improve their performance. With more than 83,000 people in 47 countries, the company generated net revenues of US$11.8 billion for the fiscal year ended Aug. 31, 2003. Its home page is www.accenture.com.

About Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaus serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies

Contacts:

Sean K. Conway
Burson-Marsteller for Accenture
212 614 4114
917 592 5744
sean_conway@nyc.bm.com

Kyle Arteaga
Reuters
646 223 5222
kyle.arteaga@reuters.com

Marykate Dolan
Accenture
917 452 8738
marykate.reese@accenture.com

Yvonne Diaz
Reuters
+44 20 7542 2615
yvonne.diaz@reuters.com

27 October 2003.

JPMorgan and Reuters Partner to Distribute JPMorgan’s Electronic Fixed Income Trade Functionality to Reuters Global Client Base

New York — Reuters (Nasdaq: RTRSY; LSE: RTR), the global information company, today announced it will make JPMorgan eXpress (JPeX), JPMorgan’s premier electronic trading platform, accessible to Reuters customers worldwide. JPeX will feature in a number of Reuters products including Reuters 3000 Xtra, Reuters BridgeStation, and Reuters Trader.

This agreement will provide global distribution for JPMorgan to reach authorized Reuters clients with access to inventory and tradable real time prices on more than 3,700 fixed income securities in ten currencies and the ability to click and trade directly with JPMorgan from their Reuters market data display services.

JPMorgan eXpress is a fully electronic multi-asset trading platform, providing live, streaming tradable prices on a broad range of instruments including Government securities, Credit securities, Agencies, Structured Credit products, Structured Index products and Emerging Market sovereign and corporate securities. Reuters integration of JPeX uses JPMorgan’s bond prices as a gateway to market liquidity and offers authorized users immediate execution in two way markets.

Bill Goldy, Executive Vice President, Fixed Income, Reuters, said, “Reuters is committed to providing the range of collaboration services requested by our customers, in this instance enabling JPMorgan to offer customers its full breadth of asset coverage and depth of trading capabilities without compromise. Reuters continues to enhance its position in Fixed Income, offering a global, neutral, cross-market distribution channel for the sell side and the best the market has to offer in decision support and trade tools for the buy side.”

Tim Frost, head of credit trading in Europe, JPMorgan, said, “We are looking forward to working with Reuters to build upon their established market position in electronic trading. JPeX on Reuters will offer investors improved access to liquidity and trading functionality. In the coming months we plan to expand this offering to provide Reuters customers with seamless access to other JPMorgan fixed income services including research and analytics from MorganMarkets.”

End

Contacts:

Kyle Arteaga
Reuters Media Relations-US
Tel: + 1 646 223 5222
kyle.arteaga@reuters.com

Yvonne Diaz
Reuters Media Relations-UK
Tel: +44 20 7542 2615
yvonne.diaz@reuters.com

Sebastian Howell
JPMorgan, Media Relations
Tel +44 (0) 207 325 4874
sebastian.howell@jpmorgan.com

NOTE TO EDITORS:

Reuters

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion. Reuters and the sphere logo are the trademarks of the Reuters group of companies.

J.P. Morgan Chase & Co.

J.P. Morgan Chase & Co. is a leading global financial services firm with assets of $793 billion and operations in more than 50 countries. The firm is a leader in investment banking, financial services for consumers and businesses, financial transaction processing, investment management, private banking and private equity. A component of the Dow Jones Industrial Average, JPMorgan Chase is headquartered in New York and serves more than 30 million consumer customers, and many of the world’s most prominent corporate, institutional and government clients. Information about JPMorgan Chase is available on the internet at www.jpmorganchase.com.

This information has been issued by J.P. Morgan Securities Ltd ( “JPMSL”), and the content is subject to change without notice. J.P.Morgan Securities Ltd., is a member of the London Stock Exchange, authorised by the Financial Services Authority (“FSA”). [ JPMorgan is a marketing name for J.P.Morgan Chase & Co. and its subsidiaries and affiliates worldwide. © 2003 J.P.Morgan Chase & Co. All rights reserved.]

REUTERS GROUP PLC – THIRD QUARTER RESULTS for the three months to 30 September 2003

27 October 2003	11/03

REUTERS THIRD QUARTER REVENUE STATEMENT — DELIVERING ACCORDING TO PLAN

Business performance

Reuters Group

  Group revenue for the three months to 30 September was £789 million (2002:£855 million), down 8% on an actual basis.

Reuters

  Reuters revenue was £658 million (2002:£716 million), down 12% on an underlying basis.
  Reuters recurring revenue was £609 million (2002: £654 million), down 10.9% on an underlying basis, slightly ahead of Reuters forecast decline of 11–12%.

Tom Glocer, Reuters Group Chief Executive, said: “Trading performance this quarter was a little better than expected, driven by a reduction in the overall rate of net cancellations for the third consecutive quarter. We continued to gain traction in the US market and saw a seventh big competitive win this year for Reuters Plus, which was chosen by Fidelity’s National Financial to replace 5,000 positions of its in-house system. We now expect the full year decline in recurring revenue to be 11% or slightly better.

“Fast Forward is now in full swing, so the pace of change has accelerated this quarter. I was particularly pleased to be able to announce that we have negotiated an advantageous new commercial deal and stock repurchase agreement with TIBCO; that Reuters is to become the first company to let its customers connect with AOL, MSN and other widely used instant messaging networks; and that we have concluded a financially attractive property deal to bring most of our London staff under one roof in Canary Wharf.

“At a time when so much of the Reuters story depends on our ability to deliver, it is particularly encouraging to be able to report that we are executing according to plan.”

Statutory results

	Three months to				Year to
	30 September		% Change		31 December
	2003	2002	Actual	Underlying	2002
Revenue	£m	£m			£m

Reuters	658	716	(8%)	(12%)	2,992
Instinet	132	141	(6%)	(2%)	592

	790	857	(8%)	(10%)	3,584
Share of joint ventures revenue	25	28	(12%)	(3%)	107
Intra-group revenue	(1)	(2)	(25%)	(26%)	(9)

Gross revenue	814	883	(8%)	(10%)	3,682
Less share of joint ventures revenue	(25)	(28)	(12%)	(3%)	(107)

Group revenue	789	855	(8%)	(10%)	3,575

Underlying percentage change excludes acquisitions and disposals since 1 January 2002 and is stated at constant exchange rates. The only exception is the Island acquisition, which has been fully integrated within Instinet.

This release includes certain non GAAP figures which are performance measures used to manage the business. Reconciliations to equivalent UK GAAP figures can be found at www.about.reuters.com, in the Investors section under Financial Data.

Reuters Group

Reuters Group (RTR.L; RTRSY.O) revenue for the three months to 30 September 2003 was £789 million, a decline of 8% on an actual basis and 10% on an underlying basis on the same period last year.

As reported on 22 October, revenue for Instinet Group Incorporated (INGP.O), the electronic brokerage in which Reuters has a 63% stake, was £132 million for the third quarter under UK GAAP, a decline of 6% on an actual basis and 2% on an underlying basis on the same period last year.

Reuters

Reuters core revenue, excluding Instinet and joint ventures, for the three months to 30 September 2003 was £658 million, down 8% on an actual basis. On an underlying basis, adjusting for the impact of acquisitions (Multex and AVT), disposals (Wall Street On Demand) and exchange rate movements, this represents a 12% decline on the same period last year. Movements in exchange rates and a change in currency mix since the third quarter of 2002 meant that currency accounted for 1% of the difference between the actual and underlying declines.

Revenue by type

Recurring revenue from subscription products, which represented 93% of Reuters core revenue for the three months to 30 September 2003, was £609 million, down 10.9% on an underlying basis compared to the same period last year. Third quarter recurring revenue came in a little ahead of guidance following a slightly better than expected sales performance, with the quarter showing the lowest level of net cancellations since the first quarter of 2002. While there has now been an overall reduction in the average rate of net cancellations for three successive quarters, this improvement has been driven primarily by the US, with no evidence yet of any improvement in Europe.

Outright revenue, which represented 3% of Reuters core revenue, was £23 million, down 30% on an underlying basis compared to the same period last year. While IT budgets in general remain under pressure, customers are showing some willingness to invest in projects to attract business from their customers and to improve compliance. This has led to modest revenue growth in two of Reuters three key areas of focus – Treasury Solutions and Risk Management. While the third area of focus – Content Management Systems – saw a revenue decline this quarter compared to the relatively high levels of activity this time last year, roll out of the next generation Reuters Market Data System (RMDS) is proceeding according to plan, with RMDS now being implemented by over half of Reuters largest 25 accounts.

Usage revenue was £26 million, down 9% on an underlying basis. Treasury usage revenues, boosted by volatile currency markets, showed strong underlying growth of 20%, with particularly encouraging volume increases in Forwards Matching, where Reuters is the biggest electronic broker, and in euro/dollar spot. The underlying decline of 31% in Investment Banking usage revenues was driven by Bridge Trading, which continued to see year-on-year volume decline but saw an improvement on the previous quarter.

Recurring revenue by product

Premium tier revenue, which includes Reuters 3000 Xtra, Dealing and BridgeStation, was £185 million in the third quarter, up 7% on an underlying basis year-on-year and up 2% from the previous quarter.

The number of premium tier accesses at period end stood at 97,000, up 9% on the equivalent period last year and 1% since the previous quarter. This growth continues to be driven by Reuters 3000 Xtra, which saw both net new sales and installations exceed 3,000 this quarter. To broaden the appeal of Reuters 3000 Xtra to smaller sites, Reuters has also installed 1,500 ‘thin client’ 3000 Xtra positions worldwide since the launch of this new delivery mechanism in July. The majority of these are trial installations, to help customers evaluate the potential to lower their total cost of ownership. Dealing accesses this quarter saw a similar rate of decline to the previous quarter. The number of mid tier Reuters Dealing Links (RDL) increased only slightly, reflecting the value of the premium Dealing desktop in the Treasury market. BridgeStation saw the rate of decline in accesses slow compared to the previous quarter, as market conditions improved in the US.

Premium tier revenue per access increased by 1% on an underlying basis compared to the previous quarter, driven mainly by the change in product mix, with more 3000 Xtra, slightly fewer Dealing positions and fewer BridgeStations. 3000 Xtra pricing has remained stable, with the 1% decline since the second quarter mainly due to large installations attracting volume discounts. Average revenue per access for Dealing was also stable compared to the previous quarter, with a small increase in the average revenue per access for premium Dealing offset by the slightly increased proportion of RDLs. BridgeStation revenue per access also increased, as the proportion of higher priced versions grew.

Recurring revenue from 2000/3000 series products in the third quarter was £84 million, down 37% on an underlying basis year-on-year and 13% on the previous quarter, driven by cancellations and migrations to 3000 Xtra. Reuters has been working with its customers to develop migration plans for 2000/3000 series products, and has now set a global target to complete customer migration by end 2005.

Revenue from mid and low tier products was £67 million, down 12% on an underlying basis year-on-year and 2% on the previous quarter, with the biggest loss of accesses continuing to be in the lower priced domestic products.

Recurring revenue from all other sources such as exchange fees, software maintenance and datafeed site fees was £273 million, down 9% on an underlying basis year-on-year.

Revenue by customer segment

Revenue from Treasury in the third quarter was £252 million, down 9% on an underlying basis and 7% on an actual basis. Strong recurring revenue growth from Reuters 3000 Xtra continued to be offset by declines in 2000/3000 series and domestic information products, reflecting continuing centralisation of Treasury desks. Sales activity with Treasury customers is currently focused on rolling out a series of content and functionality enhancements to ensure that Reuters products remain deeply embedded in the way existing customers do business, and on expanding Reuters revenue base in areas of market growth such as automated bank to buy-side trading links, where the ADT product suite is the market leader.

Revenue from Investment Banking in the third quarter was £174 million, down 17% on an underlying basis and 12% on an actual basis. With the release for general sale of Reuters Knowledge and Reuters Trader, Reuters sales teams can now offer customers attractive migration paths from their 2000/3000 series and domestic products, which were the main sources of revenue decline in this segment this quarter.

Revenue from Asset Management in the third quarter was £157 million, down 13% on an underlying basis and 9% on an actual basis. Revenue increases from Reuters 3000 Xtra, Datascope (the end-of-day pricing service) and Lipper Funds data were more than offset by declines in legacy 2000/3000 series and domestic products. Major areas of sales focus in this segment are Barra™ risk analytics, now integrated into Reuters 3000 Xtra and BridgeStation, Reuters neutral order routing network and related services and a new version of the Reuters Portfolio Management System (RPMS) for the private banking and advisory market.

Revenue from Corporates and Media in the third quarter was £75 million, down 5% on an underlying basis and 3% on an actual basis, reflecting a robust revenue performance by core media products as contract renewals were favourably influenced by Reuters well-received coverage of the conflict in Iraq.

Fast Forward progress review

Reuters continued to make good progress on each of its key Fast Forward initiatives during the third quarter.

1.     Make Reuters information indispensable

Reuters maintained its focus on four key aspects of information – content, analytics, community building and open access.

This quarter saw further enhancements to Reuters Fixed Income content and trading capabilities with the addition of JJ Kenny non-taxable Municipal Securities data and an agreement to distribute JP Morgan’s electronic trading platform (JpeX) to Reuters global client base. Good evidence of content additions driving new sales came at Deutsche Bank and Scottish Widows, where there were sales wins for Reuters Research (formerly Multex) products. The streamlining of the content organisation accelerated, with the introduction of a single management structure for Editorial and numeric data operations. In Editorial, the removal of around 20 management positions has been counter-balanced by the recruitment of over 40 new journalists this year to produce an increasingly specialised news file to meet customer needs. In numeric data operations, Reuters announced that it will open a major English-language content centre in Bangalore, India, in January 2004 to help meet customer demand for new content while at the same time reducing cost.

In analytics, fund managers now have the option to gain easy access to Barra™, the leading source of buy-side risk analytics, through their information workstations. The project to integrate Barra™ analytics into Reuters 3000 Xtra and BridgeStation was completed on schedule and the new product versions were released for sale on 30 September.

Community building activity this quarter focused on Reuters Messaging (RM), with announcements that Reuters is working with AOL, IBM Lotus and Microsoft to be the first company to let its customers connect with other instant messaging services.

Reuters key competitive advantage of providing open access to market data continued to build this quarter, with more big customers, notably Bank of America, Deutsche Bank and Merrill Lynch, signing up for Reuters next generation market data system, RMDS. There is also increasing customer take-up of the option to run RMDS on the Linux operating system, which offers customers high potential for cost savings.

2.     Move to a new business architecture

Reuters new business architecture is central to its plans to improve customer service and competitiveness by simplifying the way it operates and realising economies of scale. Conversations with customers continue to show that they are receptive to the prospect of a simplified delivery architecture with potential to help them manage sharply rising market data volumes and lower their total cost of ownership. Plans remain on track to have the new business architecture ready to carry new products worldwide in 2004.

3.     Simplify and segment our product line

Execution of Reuters segmentation strategy has accelerated during the third quarter, with further steps to simplify the product line by grouping all information and transaction products into four ‘product families’ and plans to reduce the total number of these products to below 50 by the end of Fast Forward. So far during 2003, 154 products have been made obsolete, including 40 in Q3, and Reuters is on track to remove another 100 products by year end. New product releases are going according to plan, with Reuters Knowledge and Reuters Trader now both released for general sale after successful early access customer trials.

4.     Focus our Solutions business around our products

Reuters new commercial agreement with TIBCO and the announcement that it intends to reduce its 49% stake in TIBCO are key elements of the move announced by Reuters in February to slim down and re-focus its Solutions business. Central to this new agreement are the exclusive rights Reuters retains to sell Market Data Systems and Risk Management products for the financial services market.

5.     Reduce and reshape our cost base

Reuters remains on track to deliver £55 million of net cost savings from Fast Forward in 2003. While Reuters continues to add staff in key areas of focus such as client training, front line Editorial and the new development centre in Bangkok, over 1,000 people have left the company this year.

6.     Reinvigorate culture and behaviour

Reuters announced in September that it will move the majority of its London staff to Canary Wharf in 2005, having seen its New York operation become more cohesive and customer service oriented when it moved into a single office in Times Square. In addition to the benefits of having most of its people under one roof, Reuters will generate annual cost savings of £5 million from this move.

Reuters prospects

As a result of its slightly better than expected performance in the third quarter, Reuters now expects a full year underlying recurring revenue decline of 11% or slightly better.

In mid January 2004, after analysing its December sales figures, Reuters will issue a short statement to give recurring revenue guidance for the first quarter of 2004.

With cost savings continuing to outstrip revenue decline, Reuters remains confident of exceeding its 2002 full year normalised operating margin (pre-restructuring) of 13.1% in 2003.

Reuters — 2003 quarterly product statistics

	Three months ended			% change versus previous quarter
	Actual			Underlying
	September	June	March	September	June	March
	2003	2003	2003	2003	2003	2003
Period end user accesses (000's)
3000 Xtra/Bridge Premium	80	78	77	2%	2%	2%
Dealing	17	17	18	(2%)	(2%)	(2%)

Premium Products	97	95	95	1%	1%	1%
2000/3000 Series	77	85	94	(9%)	(9%)	(4%)
Mid & Low Tier	271	278	280	(2%)	(1%)	(7%)

Total	445	458	469	(3%)	(2%)	(5%)

Average user accesses (000's)
Premium Products	96	95	94	1%	1%	3%
2000/3000 Series	81	90	96	(9%)	(7%)	(7%)
Mid & Low Tier	275	279	291	(2%)	(4%)	(5%)

Total	452	464	481	(3%)	(4%)	(4%)

Recurring revenue (£m)
Premium Products	185	185	172	2%	1%	--
2000/3000 Series	84	97	106	(13%)	(11%)	(12%)
Mid & Low Tier	67	66	74	(2%)	(4%)	(7%)

	336	348	352	(3%)	(4%)	(5%)
Other recurring revenue	273	283	272	(4%)	(2%)	(4%)

Total	609	631	624	(3%)	(3%)	(4%)

Monthly revenue per access (£)
Premium Products	641	648	610	1%	--	(3%)
2000/3000 Series	346	360	368	(4%)	(4%)	(5%)
Mid & Low Tier	81	79	85	--	--	(1%)

Average monthly revenue per access	248	250	244	--	--	(1%)

Reuters product statistics – period to 30 September 2003

	Nine months ended		Three months ended
	30 September 2003		30 September 2003
		% change		% change
		underlying		underlying
		vs September		vs Quarter 3
		2002		2002
Period end user accesses (000's)
3000 Xtra/Bridge Premium	80	13%	80	13%
Dealing	17	(5%)	17	(5%)

Premium Products	97	9%	97	9%
2000/3000 Series	77	(29%)	77	(29%)
Mid & Low Tier	271	(13%)	271	(13%)

Total	445	(13%)	445	(13%)

Average user accesses (000's)
Premium Products	95	10%	96	11%
2000/3000 Series	88	(28%)	81	(27%)
Mid & Low Tier	286	(17%)	275	(16%)

Total	469	(15%)	452	(14%)

Recurring revenue (£m)
Premium Products	542	9%	185	7%
2000/3000 Series	287	(34%)	84	(37%)
Mid & Low Tier	207	(10%)	67	(12%)

	1,036	(11%)	336	(12%)
Other recurring revenue	828	(10%)	273	(9%)

Total	1,864	(10%)	609	(11%)

Monthly revenue per access (£)
Premium Products	632	(1%)	641	(3%)
2000/3000 Series	364	(9%)	346	(14%)
Mid & Low Tier	81	8%	81	5%

Average monthly revenue per access	245	5%	248	2%

Reuters Group
Revenue analysis – three months to 30 September 2003

	Three months to
	30 September		% Change
	2003	2002	Actual	Underlying
	(£m)	(£m)

Recurring	225	247	(9%)	(11%)
Outright	11	11	--	(3%)
Usage	16	13	17%	20%

Treasury	252	271	(7%)	(9%)

Recurring	158	172	(9%)	(15%)
Outright	8	10	(25%)	(29%)
Usage	8	14	(38%)	(31%)

Investment Banking & Brokerage	174	196	(12%)	(17%)

Recurring	153	161	(6%)	(10%)
Outright	4	9	(54%)	(56%)
Usage	--	1	(76%)	(59%)

Asset Management	157	171	(9%)	(13%)

Recurring	73	74	--	(2%)
Outright	--	1	--	--
Usage	2	3	(41%)	(39%)

Corporates and Media	75	78	(3%)	(5%)

Recurring	609	654	(7%)	(11%)
Outright	23	31	(26%)	(30%)
Usage	26	31	(16%)	(9%)

Reuters	658	716	(8%)	(12%)
Instinet	132	141	(6%)	(2%)

	790	857	(8%)	(10%)
Share of joint ventures revenue	25	28	(12%)	(3%)
Intra-group revenue	(1)	(2)	(25%)	(26%)

Gross revenue	814	883	(8%)	(10%)
Less share of joint ventures revenue	(25)	(28)	(12%)	(3%)

Group revenue	789	855	(8%)	(10%)

Reuters Group
Revenue analysis – nine months to 30 September 2003

	Nine months to				Year to
	30 September		% Change		31 December
	2003	2002	Actual	Underlying	2002
	£m	£m			£m
Recurring	686	760	(10%)	(9%)	1,000
Outright	32	47	(29%)	(32%)	80
Usage	47	41	12%	21%	54

Treasury	765	848	(10%)	(9%)	1,134

Recurring	492	551	(11%)	(14%)	726
Outright	22	31	(34%)	(36%)	49
Usage	22	48	(51%)	(41%)	59

Investment Banking & Brokerage	536	630	(15%)	(17%)	834

Recurring	465	513	(10%)	(11%)	674
Outright	12	22	(44%)	(47%)	32
Usage	1	3	(76%)	(55%)	3

Asset Management	478	538	(11%)	(12%)	709

Recurring	221	235	(6%)	(5%)	307
Outright	--	2	--	--	2
Usage	7	5	47%	32%	6

Corporates and Media	228	242	(5%)	(6%)	315

Recurring	1,864	2,059	(10%)	(10%)	2,707
Outright	66	102	(35%)	(39%)	163
Usage	77	97	(20%)	(10%)	122

Reuters	2,007	2,258	(11%)	(12%)	2,992
Instinet	407	442	(8%)	(1%)	592

	2,414	2,700	(11%)	(10%)	3,584
Share of joint ventures revenue	75	79	(4%)	6%	107
Intra-group revenue	(5)	(7)	25%	24%	(9)

Gross revenue	2,484	2,772	(10%)	(9%)	3,682
Less share of joint ventures revenue	(75)	(79)	(4%)	6%	(107)

Group revenue	2,409	2,693	(11%)	(10%)	3,575

Reconciliation of Instinet revenue for the three months to 30 September 2003 and the nine months to 30 September 2003

The following is a reconciliation of the unaudited revenue for three months to 30 September 2003 and nine months to 30 September 2003 under US GAAP as released by Instinet on 22 October 2003, to the numbers that are reported for Instinet under UK GAAP.

	Three months to	Nine months to
	30 September 2003	30 September 2003

Per Instinet results - US GAAP (US$m)	272	798
Adjustments to UK GAAP
- Soft dollar commission	(55)	(154)
- Interest	(3)	(8)
- Investments	1	20

Instinet results - UK GAAP (US$m)	215	656

Instinet results - UK GAAP (£m)	132	407

An exchange rate of US$1.61 has been used, being the average for both the three months, and the nine months, to 30 September 2003.

Explanation of adjustments

A significant part of the adjustment from US GAAP to UK GAAP relates to soft dollar activities, primarily relating to the purchase of third party research products, as well as payments made as part of Instinet’s commission recapture services. Under US GAAP, Instinet reports its transaction fee revenue from these businesses on a gross basis. Under UK GAAP these revenues and costs are not grossed up but are netted against each other.

Other revenue adjustments include interest income and movements in the value of investments held at the balance sheet date including mark-to-market gains and losses and impairments as well as realised gains and losses on disposals, all of which are not included as revenue under UK GAAP.

Contacts

Press – UK
Simon Walker
Tel: +44 (0) 20 7542 7800
simon.walker@reuters.com

Press – USA
Stephen Naru
Tel: +1 646 223 7728
stephen.naru@reuters.com

Investors
Miriam McKay
Tel: +44 (0) 20 7542 7057
miriam.mckay@reuters.com

Notes

Reuters (www.about.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Our information is trusted and drives decision making across the globe based on our reputation for speed, accuracy and independence. We have 16,000 staff in 94 countries, including some 2,400 editorial staff in 197 bureaux serving approximately 130 countries, making Reuters the world’s largest international multimedia news agency. In 2002, the Reuters Group had revenues of £3.6 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

Reuters will hold two conference calls, at 09:30 GMT (04:30 EST) and 15:00 GMT (10:00 EST). To participate, please call Joanne Macaulay in London on +44 (0) 20 7542 7094.

Photographs are available in the Media Library at www.about.reuters.com

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters Group’s financial condition, results of operations and business, and management’s strategy, plans and objectives for the Group. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of restructuring programmes are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

  Reuters Group’s ability to realise the anticipated benefits of its “Fast Forward” transformation programme continued or worsened unfavourable conditions in financial markets the impact of currency and interest rate fluctuations on Reuters Group’s reported revenue and earnings
  Reuters Group’s exposure to a decline in the valuation of companies in which it has invested and of its lack of management control over all such companies difficulties or delays that Reuters Group may experience in developing or responding to new customer demands or launching new products the dependency of Reuters Group on third parties for the provision of certain network and other services any significant failures or interruptions experienced by the networks or systems of Reuters Group and such networks’ ability to accommodate increased traffic changes in the regulatory or competitive environment
  adverse governmental action in countries where Reuters conducts reporting activities with respect to Reuters intention to reduce its TIBCO holdings, whether, when and by what method Reuters undertakes to dispose of the holdings as well as market conditions at such time or times.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December, 2002. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, 85 Fleet Street, London EC4P 4AJ. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

End

ARCHIVED PRESENTATION

This presentation may include forward-looking statements. The Risk Factors section of Reuters 2002 Annual Report and Form 20-F describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from Reuters website or from our Investor Relations offices in London and New York.

REUTERS GROUP PLC

Third Quarter Revenue Statement 2003
Presentation to UK Analysts
Monday, 27 October 2003 at 09.30

                Miriam McKay: Good morning, and welcome to Reuters third quarter revenue call. I’m Miriam McKay, Investor Relations at Reuters. It’s my pleasure to introduce David Grigson, Finance Director, who’s going to take you through the numbers, and Tom Glocer, CEO, who’s going to talk you through some of the key areas of focus for our business at the moment.

        Before we start, I would like to remind you that our comments today may include forward-looking statements and that the Risk Factors section of our Annual Report describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can get copies of our Annual Report from our website or from our Corporate Communications offices in London and New York, and with that, over to you David.

                David Grigson: Thanks, Miriam, and good morning everyone. I shall start with a quick tour round of what we see as the most important aspects of our Q3 revenue statement, and here I shall concentrate on core Reuters, on the assumption that you will all have had time to absorb the Instinet figures released last week. Then I shall touch on three other topical issues: first, how the recent changes to our customer segments are likely to affect external reporting; second, our updated guidance for this year and our plans for giving you guidance into 2004 and, third, the rationale behind the bond issue which we are planning to launch within the next week or two.

        The main financial headline this quarter is that the business performed somewhat better than we had anticipated, with recurring revenues, which make up 93% of the total, down 10.9% on an underlying basis compared to our guidance of an 11-12% decline. This revenue performance was driven by a better-than-expected level of net cancellations, particularly in July and August. The average level of net cancellations in the third quarter showed a small improvement over the previous quarter driven by a stronger sales performance in the US, where improving market conditions are leading both to fewer cancellations and more new sales. While we are pleased that Q3 was the third successive quarter of improving sales performance, we have not yet seen any meaningful pick-up in Europe, where almost 80% of our net cancellations in Q3 occurred. We need to see evidence of a pick-up in Europe that mirrors that in the US before we can confidently confirm that our revenue performance has finally turned.

        The balance of our revenue is made up of outright and usage revenues. Outright revenue was £23m, down 30% at underlying rates. This decline concealed elements of good news, namely that two of our three key areas of focus – Risk Management and Treasury Solutions – are positioned in areas where customers do seem to be prepared to invest: first, in ensuring compliance and, secondly, in attracting liquidity from their customers. Both saw modest levels of revenue growth this quarter. In our third area of focus – Content Management Systems – we saw a revenue decline this quarter compared to a period of high activity this time last year, but are encouraged that our systems remain clear market leaders, and that our customers are continuing to roll out the next generation Reuters Market Data System.

        The 9% underlying decline in usage revenues also concealed some good news, this time in FX. A key part of Reuters Treasury strategy is to supplement our core franchise in spot FX by launching matching systems in other asset classes, so it was particularly encouraging to see volume continue to grow on our Forwards matching system, which is the market leader.

        In total, Reuters revenues were £658m in the third quarter, down 8% on an actual basis on the equivalent quarter last year. Stripping out acquisitions, mainly Multex, and currency effects, the underlying decline was 12%. Currency-related impacts are positive in this quarter, contributing 1% of revenue improvement. This contrasts with the position at the half-year when the weaker dollar, albeit partly offset by a stronger euro, knocked almost 1.5% off our first half revenue performance. The explanation for this turnaround is simply that the year-on-year movement in US$ exchange rates is much less dramatic in Q3 than it was in the first half, as the dollar was already weakening this time last year. The currency impact on operating profits has, however, continued to be favourable in Q3 reflecting the continuing strength of the euro.

        Next, I would just like to pick out a couple of important product-related points. Overall, when I look through the quarterly product statistics, what strikes me most is the consistency of the quarter-on-quarter trends. In the premium tier, pricing remains stable, with no underlying change in revenue per access for the last two quarters and accesses continue to increase quarter on quarter. With high levels of client interest in ‘thin client’ Xtra since its release in July, this trend seems set to continue. We continue to see our heaviest access and revenue losses in the legacy 2000/3000 series products, but now have new products and migration plans in place to offer to users of these product lines. So there are no surprises coming through from our product-by-product analysis.

        Revenue by segment also shows consistent trends. In particular, Treasury continues to hold up well, with revenue losses mainly linked to customer consolidation, and kept at bay by the high levels of customer satisfaction with both our information and our transaction products. There is a lot of work under way within Reuters to rebalance our Treasury business towards areas of market growth: for example bank to buy-side trading links, which is where the capabilities acquired with AVT are the market leaders, and risk management. We are also working hard to secure our current franchise. Our Treasury information and transaction products are market leaders and are deeply embedded in the way our customers do business, and we are working closely with these customers to deliver a stream of relevant content and functionality enhancements to keep it that way. While these are early days for the Bloomberg/EBS combination and we know they have installed a number of free trials, we are yet to see them make any real inroads. So far, we are pleased with the way we are executing against our ‘protect and grow’ strategy for Treasury.

        Today I have very deliberately talked more about revenue by type and by product than I have about customer segments, because, looking forward into next year, we will create closer links between product-based reporting and customer segments. This is in sync with the changes we have made recently in our customer segment organisation, which have created closer links between logical customer groupings and Reuters product families. We will be managing the customer segments this way from 1 January 2004 and would expect to make changes to our external reporting from the first quarter of 2004 to keep external reporting in line with the way we manage the business. We will provide you with plenty of information in advance of this – including back history — to help you manage the change. While I know changes of this type cause short-term remodelling pain, we want to make more transparent the links between product — with the underlying volume, price and revenue data — and customer segments to give you greater insight into the key drivers of our business.

        Turning to future guidance, you will have seen from the release that we have improved our year end guidance such that we now expect the full year decline in recurring revenue to be “11% or slightly better”, reflecting the better revenue and sales performance in Q3. This full year guidance assumes an underlying decline in recurring revenue of between 12% and 13% in Q4. Quarter-on-quarter comparisons are sensitive to certain timing and billing adjustments, and this was particularly the case last year when Q4 benefited from approximately £5m of such revenue adjustments. These adjustments explain about 1% of the year-on-year decline for Q4 this year.

        We have also re-iterated that we are confident of beating last year’s 13.1% pre-restructuring operating margin, but we very deliberately have not given you guidance over the year end. Instead, we are planning a short statement in mid-January, once we have seen the December sales figures, in which we will give you our view on how we expect recurring revenue to look in Q1 next year.

        Last but not least, a few words about the bond issue which we are just about to launch. The main reasons for issuing a bond are to diversify our sources of funding and lengthen the duration of our funding arrangements. We do not expect any material change in our interest payments, and the proceeds will be used to refinance existing debt. We are on the road meeting credit investors for the next few days, so we would expect to have completed the transaction within two weeks.

So all in all, a quarter with some encouraging signs in what continues to be a tough market and, with that, I shall now hand over to Tom.

                Tom Glocer: Thank you, David. I shall start by talking about the trends we see in our market place and some of the initiatives we have under way to harness structural change. Then I shall update you on the progress we have made with our Fast Forward programme since I spoke to you last.

        Like many of you, we watch financial services headcount trends very carefully. In the US, the Securities Industry Association data show a slight rise in headcount levels this quarter, and in the UK a CBI / PwC survey shows a slowdown in financial services jobs cuts over the same period. However, in Continental Europe anecdotal evidence suggests headcount is still falling, including announcements of job cuts this quarter at Deutsche, Dresdner, UBS and Credit Suisse, among others. Strong focus on cost control remains a feature of the financial services landscape, and we think this is likely to continue even as headcount begins to increase. Our segmented product strategy of delivering the right product to the right customer at the right price positions us well in these cost-conscious markets.

        Our conversations with our customers reinforce all the survey data, but also identify areas of opportunity for us. For example, in the US customers are starting to look beyond headcount reduction and consider the structural changes required to deliver growth and maintain competitiveness going forward. It is this move to look for smarter ways to do business that led to the innovative deal we announced with Goldman, and that has triggered at least four other sets of similar discussions with other top tier institutions.

        There are several ways in which Reuters is well positioned in a market ripe for structural change. For example, as Instant Messaging gains traction in the financial markets, users are going to expect to be able to talk to counterparts that are on other networks. Imagine a world where mobile phones on different networks could not talk to each other. Our open approach to doing business means that we will be the first company to let our customers connect different Instant Messaging standards. Within the secure environment of Reuters Messaging, users will be able to talk to AOL, MSN and Lotus counterparts.

        A second example of being well placed in a changing, cost-conscious market place is the way we are positioning ourselves as a neutral, cross-market distribution platform for the sell side. Today we have announced an agreement with JP Morgan to deliver JPeX, Morgan’s multi-asset trading platform, to Reuters customers globally. This new agreement supports the Fixed Income liquidity campaign we started with Deutsche Bank’s Web Autobahn, and gives our customers improved access to liquidity and trading capabilities.

        Now I would like to move on to talk about our progress with Fast Forward. There is a brief progress update on all the work-streams in the press release, and I would be happy to answer questions about any of them, but I shall choose a few to touch upon today where there has been significant activity this quarter.

        First, simplifying and segmenting the product line. We have accelerated the execution of our segmentation strategy this quarter, with further steps to simplify our product line by grouping all information and transaction products into four ‘product families’: Reuters Power Station (the top of the line, which includes 3000 Xtra, Dealing and BridgeStation); the Reuters Trader family for institutional sales and trading; Reuters Knowledge for Research and Advisory markets and the Reuters Wealth Management suite for private client services. We had previously aimed to reduce the number of Reuters products from 1,300 to 200; now with these new groupings we should be able to get down below 50 by the end of Fast Forward. This is a really big step forward towards making Reuters easier to do business with.

        We continue to push forward with our new product launches. Reuters Knowledge and Reuters Trader have completed their early access programmes with customers, and we are starting to see the first sales come through. However, the biggest success story of the quarter has been the “thin client” version of 3000 Xtra that we launched in July. We have installed some 1,500 new trial positions worldwide, and have converted about 10% so far into actual sales, so client reaction has been very positive.

        The new product momentum will continue to build for the remainder of this year. Earlier this year, we announced an innovative accord with Barra to integrate their buy side risk analytics into 3000 Xtra and BridgeStation. We completed this integration on schedule, and the combined product is now ready for sale. We are also releasing a new version of the Reuters Portfolio Management System in Q4, and using this as the vehicle to deliver the first components of Reuters Intelligent Advisor.

        Another area of Fast Forward where we have seen momentum build this quarter is in focusing our Solutions business around our products. I was particularly pleased to be able to announce the advantageous new commercial deal and stock repurchase agreement we have negotiated with TIBCO. We now have a clear path to monetising this non-core investment and, at our request, TIBCO will file a registration statement in the next 10 days, covering at least $230m worth of TIBCO stock now held by Reuters. On the commercial side, our agreement with TIBCO preserves Reuters exclusive rights in Market Data Systems and Risk Management for five years.

        This morning we announced a second transformational deal in the Solutions space: an accord with Accenture to supply systems integration services for our products globally. This deal will be good for our customers, who will be able to have Reuters products integrated by Accenture’s skilled consultancy teams, and it is good for Reuters, because it means we can use Accenture as a sales channel for our products, partner with a scale player in systems integration and reduce severance costs by transferring some of our employees to Accenture.

        Next, I would like to draw your attention to a couple of the other initiatives we have under way to reshape our cost base. The first of these is in Development, where we are radically simplifying to four core development centres in Paris, London, St Louis and Bangkok. I visited our development centre in Bangkok a few weeks ago. Not only was I impressed by the economics — the average cost per head in Bangkok is £14,000 a year, compared with an equivalent figure of £80,000 in the US — but I was also impressed by the calibre and enthusiasm of the 300 people we have recruited so far, on the way to 600. We are pursuing a similar strategy in Content and are opening a major content centre in Bangalore, India, in January 2004.

        Now let me talk about the sixth strand of Fast Forward, which is changing Reuters culture and behaviour. The single most important output here will be an improvement in customer service. Our staff are now working with a much better Customer Relationship Management system, which is helping them solve customers’ problems more quickly, and we have hired more than 100 new client trainers so far this year. We have also announced that we will move most of our London staff under one roof in Canary Wharf. This will not only save us £5 million per year in operating expenses, and add £32 million of cash to our balance sheet, but we are also expecting a positive effect on motivation, productivity and service, which is what we saw when we moved our US HQ into one building in Times Square.

        So, to conclude, I am pleased with the progress we have made this quarter, both in terms of trading performance and with our Fast Forward programme. We still have a long way to go, but everything that we have heard from our customers this quarter reinforces my views that we are heading in the right direction, and gaining momentum.

                Miriam McKay: Thank you Tom, thank you David. I would now like to open the call up for questions.

Question & Answer Session

                Polo Tang (UBS): I have a couple of questions. In terms of your guidance for this year, you are saying it is minus 11% or slightly better but can you just clarify whether this means that you believe revenue declines for the full year to be up to, for example, minus 10% for this year? Secondly, can you give us any feel for what your expectations are as far as what is happening at the moment with IT budgets going into December? Finally, on cost savings you said in the statement that you are on track to deliver £55 million of Fast Forward savings for this year but there have been reports in the Press last week that you were alluding possibly to beating this target for this year. Therefore, can you please clarify whether you expect to exceed this number?

                Tom Glocer: I shall start with the last of your questions and work my way forward. We are sticking with the £55 million which, as you know, was an increase at the half year up from the £45 million that we originally projected for cost savings. It is conceivable that we could beat that by a million or two but £55 million is still our best number.

        The second part of your question was how do we feel looking towards December and on IT budgets more generally. December is an important month for us, which is why we are waiting until January to give first quarter guidance. I certainly feel better going into this December than I did going into December last year. That is as a result of a more complete product line at Reuters, the work we have done which has been substantial over the last year, as well as in the US and Asia a brightening, if not fully bright, macro environment. However, we are cautious as we head into the end-of-year period.

        In terms of IT budgets generally, we have seen some improvement, at least in how people are talking about their 2004 spend, which is very closely allied to our strategy of focusing the Solutions business. People are willing to spend on what we call our Treasury Solutions, sell-side to corporate buy-side portals, and we have seen a good pipeline growing there. Our risk management business continues to grow even in this environment, and we are seeing success with both RPMS and RMDS, the trading room systems. However, it is certainly not a free spending environment and, with that, I shall turn it over to David to address the guidance question.

                David Grigson: As far as the guidance question, could the -11% or slightly better be interpreted as -10% for the full year. The answer, Polo, is that “slightly” in this context means two or three decimal places: I would say you could put a range around that of about -10.5% with -11% at the top end, something like that. What I would add to that is the guidance I gave for Q4, which is in the -12% to -13% guides you to within that range too.

                Polo Tang: Okay. One final follow-up question. Could you give us a split in terms of revenue declines in terms of the US and Europe?

                David Grigson: Yes, if you hang on a second I can do that for you. Miriam, do you want to take another question, and I'll come back with that.

                Colin Tennant (Lehman Bros): I have a question on Knowledge and Trader. Now that they are launched and out there for sale, could you give us some idea of pricing on that? Have the expectations for prices achieved changed at all since these products were launched earlier this year?

        Another question just on the costs savings, the £55 million on track for this year, but could you perhaps say something about next year and the timing of the whole Fast Forward costs saving project through to the full £440 million. I think we are looking at £170 million for ‘04. Does that still look on track?

                Tom Glocer: We are still good for the £440 million for the full programme. We are on track with our prior breakdown for 2004.

                David Grigson: The range is £145 million for 2004.

                Tom Glocer: And the £55 million this year on top of that. In terms of the pricing expectations of the products, those really have not moved. We are looking at a $700 list price for Trader. I think Knowledge is about the same, $650-$700.

                David Grigson: I will just come back on the revenue performance of the Americas. If you take the year-on-year performance, Americas recurring revenue was down 7% in the third quarter, and if you take quarter to quarter, it was down just under 2%. I hope that answers that question.

                Paul Sullivan (Merrill Lynch): Just to follow up on average revenue per unit (ARPU), could you break out the ARPU development by products, stripping out the mix effects from the underlying? What sort of traction are you getting on the new product introduction. I sense that you are getting a bit of push-back on that $650-700 list price.

                David Grigson: ARPU – yes, we can and I will do it on a year-on-year comparison. ARPU for premium products was down 3% in the three months versus the same quarter last year. Within that, Dealing was down a couple of percent, 3000 Xtra upper tier was down about the same, and Bridge was very slightly up with 3% overall being the total movement for our Premium tier.

                Paul Sullivan: And the movement between the mix effect and the underlying pricing?

                David Grigson: Slightly positive but not materially so. We have seen a further increase in the accesses of 3000Xtra, which obviously carries a higher ARPU than its equivalent, BridgeStation, in the US. We have seen only a very small decline this quarter in the number of Dealing accesses. That usually tends to have a slightly negative effect on the mix, but it has not been so apparent in this particular quarter.

                Paul Sullivan: Legacy?

                David Grigson: That number is there in the release. Our legacy down 14% over the same quarter last year, and that is virtually all mix effect. That is simply because the 3000 series at the top end is migrating up and is continuing to migrate up into 3000 Xtra, leaving us with a stronger bias towards the lower price 2000 series products.

                Paul Sullivan: So it is all mix.

                David Grigson: Yes, pretty well all mix.

                Paul Sullivan: And the pushback or traction you are getting on the new product introduction?

                Tom Glocer: I’ll jump in on that one. We haven’t seen any real pricing pushback, although we are certainly in early days of these products just going into general sale. What I would say about it is that it is really at the heart of our segmentation strategy and that there would be some pushback. Reuters Trader is a really good product, easy to use, puts out a huge complement of our real time trading data for the institutional sales and trading segment. We expect and are planning next year to release a product that I informally call our ‘3 series’, compared to Trader which is our 5 series, and Xtra our 7 series, using the BMW analogy I am fond of. That will be a smaller product at a lower price point.

        It is inherent in my view of the market that there are natural markets for different products at different prices. The size of the market we expect for Reuters Trader is still a significant one. There are natural users of a 3 series who probably should push back, although again we have not really yet seen that. I am more forecasting what we are likely to see as we get deeper into the rollout of Trader and Knowledge.

                Matthew Owen (Morgan Stanley): Could I ask two very quick ones. First of all, if we are looking at Q4 guidance of around -12% to -13%, are you concerned that consensus is that you are too optimistic at around -7.5% for next year, giving the run rate with which we enter 2004?

        Secondly, you allude very briefly in the statement to the new business architecture. I presume this is the Reuters Data Network. Are you happy that any of the costs involved in moving to that network, that might involve doubling up on some of your communication costs, are fully in the guidance that you have on costs now?

                Tom Glocer: We think we are okay. I will take the second part of the question and let David chime in on the flow-through effect for next year. There are some swings and roundabouts in the communications costs, but we are also expecting to make significant additional cost savings in communications which are not in the existing numbers to cover it, to the extent that there are places where we need to duplicate networks. We are addressing it that way.

                David Grigson: Matthew, I shall not try to give you any formal guidance into next year. Suffice it to say that the -12% to -13% has a one-off element in it as I described, so it is closer to -11% to -12%, which is the run rate we have been experiencing for the last couple of quarters. I would also say that the more material effect in terms of exit rate is the level of sales and cancellations, say, for this last quarter. As of now, of course, we cannot tell you what they are. That is a more relevant factor in terms of determining the run rate into next year. As we said, rather than predict and pre-empt it, we are going to come back in early January and tell you what actually happened.

                Matthew Owen: Can I go back quickly to Tom’s comments on further communication cost savings? Will this be resulting from any further restructuring of Radianz, possibly a change in the ownership structure?

                Tom Glocer: You will have seen that we have not been shy in making changes at Instinet, at tackling our strategy going forward with TIBCO as well. I continue to think that Radianz is a really strategically important business, which is just at the turning point to be able to really grow into being something meaningful.

        I am now spending a lot more time on Radianz, in particular on the customer-facing operational issues, more than just the ‘can we squeeze more cost savings out of it’. I guess my prediction would be, to date, whenever I have spent a lot more time on a given property, be it Instinet or TIBCO, something has resulted from that more significant. I am spending that amount of time with Radianz now, so it will be a positive story, but it will take some more work for us together with our partner to make that happen.

                Charles Peacock (ABN Amro): I have a few questions. First, you talk about Trader and Knowledge now beginning to sell. I wonder whether you could give us an update as to how many sales you have already made here and what the installed base is.

        Secondly, with the Q3 decline in the 2000 and 3000, I think there were 8,000 screens lost between the two period ends. How many of those have migrated into Premium? How many into the mid and lower tier, and how many have been lost to Reuters?

        Finally, you talk about 100 products to be obsoleted by the year end. How many accesses does that amount to, and what were the third quarter revenues attached to those products?

                Tom Glocer: Let me tackle the last one, in part because I do not have a good granular answer for you. One of the reasons why we go about the obsolescence plans slowly as opposed to all in one go is that we are putting in place the products to which we expect to be able to migrate the existing users. Is it possible or even likely that there will be some access loss? I think so otherwise we probably would not be radical enough, but we factor that into our overall guidance, so we are comfortable with where that is. I shall turn to David for a little more clarity on the particular mix effect to which you were referring?

                David Grigson: You are right, Charles, the numbers of accesses for 2000/3000 came down from around 85,000 to 77,000. It is not always easy to say with great precision what the migration path is for every one of those but our best estimate is that 20% of that decline is because of an upgrade to 3000 Xtra and the balance is lost to Reuters but in the vast majority of that lost to the market as well.

                Charles Peacock: Thanks and the sales of Trader and Knowledge?

                Tom Glocer: As to the two parts of your question, the installed base is negligible at the moment; the early access programmes add customers. The sales are starting to dribble in and, anecdotally, I happen to know that on Friday we sold 60 to Lloyds in Geneva but it is in the hundreds rather than in the thousands now. However, we expect that to pick up steam certainly in Europe in the fourth quarter.

                Brad Combie (Merrill Lynch): I have some questions about your cost savings — £55 million of expected costs savings for this year. Can you tell me what exceptional costs you have had to incur to get to those £55 million cost savings? Furthermore, within those costs which are cash and which are non-cash related?

                David Grigson: This is a revenue update and, therefore, we are not giving full earnings numbers. I can refer back to what we said at the Interims when the level of costs taken to that point was about £65 million, if I recall correctly as I do not have the numbers in front of me. The majority of that is certainly severance-related, i.e. there is a cash cost associated with it although it does not always occur precisely within the same month or the same quarter in which we take the charge, so there may be some spin-over there. The remainder is mostly property related and, therefore, there is ultimately a cash cost of that, although that cash cost is spread out over a longer period as the leases of our entry properties run down. Eventually, it is all cash but the timing between the cash payment and the accounting for the charge can sometimes be reasonably prolonged.

                Brad Combie: And for the overall cost savings of £440 million, have you publicised what you expect the cash costs associated with the cost savings will be?

                David Grigson: Yes, we have estimated it to be around £340 million. Our original estimate was £160 million this year, about £130 million next year with the balance taken the previous year, that is the accounting charge. For the reasons I have given, we would expect the cash costs to be lower in 2004 certainly, possibly at that sort of level in 2005 and then spread into 2006 and a little beyond as some of our property leases run down.

                Brad Combie: Ultimately, that figure will be 100%?

                David Grigson: You should assume that, yes.

                Patrick Wellington (Citigroup): Good morning everybody. I have three questions. The first one is on market share: you produced market share figures last year for the full year and the question is whether you believe your market share will fall or rise in terms of accesses and revenues this year? Secondly, can you talk around Europe a little more. You are obviously seeing many cancellations in Europe, so can you give us a little more flavour for why Europe seems so drastically to lag the US? The third question relates to the first sentence of Tom’s statement where he says that trading performance was driven by a reduction in the overall rate of net cancellations for the third consecutive quarter. I am trying to work out what that means in the context of table 6, where if you look at your change versus previous quarter, you see minus 3% for the September quarter versus minus 2% for June. There is clearly something happening here between sales and cancellations, but could you just flesh out that statement please?

                Tom Glocer: With a little help from David, let me tackle the third one first. In my statement I am referring to the net sales numbers which I watch carefully, as opposed to the table data which show revenues that the sales have turned into once installed or de-installed. I cannot quite for the moment tie up why there seems to be a quarter-to-quarter movement in the other direction in the actual revenues, though David may be able to do so, but, in terms of the sales, we have seen each quarter this year an improvement in the overall average net sales rate for the quarter, which is a key indicator looking forward.

                Patrick Wellington: So are we saying that the sales have improved, cancellations have been flat, so your net cancellations – a slightly odd wording there – have been – what are we saying?

                David Grigson: The guidance we give in July clearly makes some assumption about the level of sales activity through the third quarter and the rate at which those sales and cancellations will convert into revenue. What we have found was that in July and August, the level of sales and the resulting level of installations or de-installations was just a little better than we predicted. That is very simply the reason why our best estimate of -11% to -12% guidance in the third quarter came in at the low end of that, the -11% end, in fact very slightly above -10.9%. I believe you are looking in table 6 at the period end change which, you are right, shows a 3% slippage September quarter to June quarter versus a 2% slippage June quarter to March quarter. I would just take your eyes down a couple of lines there and look at the average, which is what drives our revenue and shows a rather different trend, which is a 3% Q1 to Q2 decline after a 4% Q2 to Q1 decline, implying a slightly improving trend. In the end, we are not talking about material changes here: -10.9% versus a guidance of -11% to -12% is not a very significant change, so these are not numbers that were wildly different to our expectations. They were just slightly better than them.

                Patrick Wellington: Does it imply a dodgy September, if I may use the word "dodgy"?

                David Grigson: No, because the net cancellations in September, which being a quarter end month would be more material, would not show up in the third quarter revenue at all, because those cancellations would not generally come out of our revenues until the fourth quarter. This is why the only two months of the quarter that can really affect anything are the earlier ones, particularly July and a little bit of August. August was quite a lot better and for the Americas and Asia it was a positive month in revenue terms, and we saw the benefit of that coming through in September.

                Tom Glocer: Let me try to tackle the other two parts of Patrick’s question. The first was on market share and the second was the flavour in Europe. In terms of market share, I do not have much to say at this point in the year, because what we are doing now on a regular and what we hope will be seen as a rigorous basis is in April of each year releasing our own study, or at least the conclusions from our study of the previous year. If you ask me if what I would be doing now is a prediction of what will our study show in April, I shall point you to a couple of things that I believe will be important.

        If you look in our results release, our premium tier revenue was up 7% year on year. That is really the one segment where we are facing direct head-to-head competition with Bloomberg. I cannot predict exactly how we are doing vis-à-vis Bloomberg and it is really the second half of this year where we have had the new version of 3000 Xtra, the service release one of 4.5 and, importantly now, the “thin client” version which has just come out in July. Therefore, I feel that we are holding our own there and it is borne out in the accesses in the quarter. We sold a little over 3,000 and installed a little over 3,000 of 3000 Xtra.

        In terms of the rest of the landscape, in Europe we have been losing some accesses to domestic players and to some of the players who are in the market but who may arguably not be in the market for that long, who are going around doing predatory pricing. Our experience over the long term has been that those are often competitors who are not ultimately around but, as David said, we have been holding our own price point so we have given up some share at the lower end, in particular to domestic players rather than bastardise our pricing. Instead, where we want to participate, we will release a purpose-built segmented product rather than just discount a higher tier product to hold it.

        Finally, in Europe it is a good segue. We are seeing many competitors in each market at the lower end. None seems to be particularly rising to scale. We continue to see a shrinkage in the market, many of the middle tier players are withdrawing back to their own core headquarter countries, and I would expect to see when we ultimately look at the market shares through Europe that the market as a whole in Europe shrank by a large amount this year. I hope that is somewhat helpful to you.

                Jeff Meys (UBS): I have a question about the Treasury segment. If I have it right, when you look at the recurring revenue line you see it deteriorating from -8% to -10% to -11% in the third quarter. What is driving that decline? Could you give us an update on Reuters Dealing Link (RDL) and what the impact of that business is, or is there in the Information business particularly a volume impact?

                Tom Glocer: David and I spend a lot of time in this area, so we have dug into the Treasury numbers and review them regularly. The good news, at least from our perspective, is that we are holding on well at the real strategic top end here, so in terms of Dealing terminals and in terms of 3000 Xtra, the results are good. Pricing is holding up and the number of positions of Dealing coming out has slowed. Where we are seeing decay is in the lower and, in particularly, legacy 2000 and 3000 services in Treasury and that is an area where we also believe Reuters Trader, now coming out in more force, will help.

                David Grigson: If I might add to that, Jeff, you are obviously looking at the numbers for Q3 versus last year and then the first half versus last year and, in that sense, there has been a slight deterioration. However, it is the same deterioration that you see in the business as a whole. There is nothing particularly different about the Treasury sector. What I would also point to is that the trend on quarter-to-quarter to comparisons is slightly more positive. We saw a 3% decline in the first quarter versus the second quarter in Treasury recurring revenues, but that compares with a decline of over 4% — nearer 4.5% — in the second quarter and a decline of about 3% in the first quarter, implying that there is no serious change in our trend lines on our recurring revenue on the Treasury segment.

                Jeff Meys: And the impact of RDL on the overall price point?

                David Grigson: Absolutely minimal. The numbers of RDL have grown slightly but it is not making a material difference to the overall level of pricing. I talked earlier about there being a 2% year-on-year decline Q3 versus Q3 last year within our overall Dealing product mix, and that explains a little part of that but nothing particularly significant.

                Chris Collett (Goldman Sachs): Good morning everyone. I have a question about your revenues from the 2000/3000 series. It looks like it is £84 million during the quarter, which looks like it lost around £13 million compared to the second quarter of this year. If I look at the revenues from your premium products, they seem to have been flat quarter on quarter at £185 million. Can we just characterise that by saying that the gains that you are seeing at the premium end are not offsetting the losses that you are seeing from your legacy products?

        Secondly, in light of the comments that you made on the sales of new products coming dribbling in, are you still happy with your target of I believe £100 million of revenue from those new products for 2004? Lastly, looking at the recurring revenues from your terminal side of your business, down 12%, slightly worse than the H1 decline of 10%, and then the revenues from all other sources are down 9%. I was wondering if there had been any change there in terms of the revenues that have come from exchange fees or any other pass-throughs that might be affecting the numbers there?

                Tom Glocer: I’ll take the easy question first! The £100 million is still a good number for us for next year in terms of revenues coming from the new products in total. In terms of your third question, I certainly have not seen any significant movement as far as exchange fees or other pass-throughs. David, did you pick up anything?

                David Grigson: Just a slight difference in terms of the overall revenue decline for our access-driven recurring revenues which was down 12% year on year. Recoveries were down a little bit worse than that at just under -14%. There is a slight variation opening up there, probably explained by people just choosing to cut back on the number of exchanges they are having fed through to them at a slightly higher rate than they are cutting back on the number of accesses.

        To come back to your earlier question, Chris. I have nothing to add to the analysis that you performed already, which is right. The revenues in the Premium products on an actual basis are pretty well flat. It is up slightly on an underlying basis quarter to quarter with exchange rate movements and other things taken into account. You are right, we have lost £13 million of revenue from the 2000/3000 series, some of which have clearly migrated up to Premium which implies that we lost a little bit of revenue elsewhere, but the revenue we have lost elsewhere is a little bit of Dealing revenue, because the number of accesses has come down slightly, a slight variation or reduction in ARPU, and we have lost a little bit of Bridge revenue up there as well.

                Meg Geldens (Investec): It sounds as if the underlying recurring revenue decline was slightly better than you were expecting. Can you give us a bit more idea where the surprise was? It sounds as if geographically it was in the US, that Europe is still not surprising on the upside, but can you give us an idea by segment? Was it Corporates & Media, because that seems to have seen a bit of an improvement? Just give us an idea by segments and also by product – where things were perhaps a little better than you expected in terms of net sales or net cancellations?

                Tom Glocer: Meg, I wish our expectations were so finely tuned that they went down to a product-by-product basis in terms of at least the quarterly guidance. You are right in terms of the US being slightly rosier. Performance of 3000 Xtra has continued to be good, in particular in our ability to not only sell, but to sell and install, so some of the issues that the first generation of Xtra had in terms of building a large backlog do not seem to be issues today.

        The Corporates & Media segment has gone better this year. A lot of that is on the back of the strong Reuters coverage in Iraq. There were a series of big television and text deals that were renewed around that time or just after, and people were timely reminded of ‘oh yea, bad things really happen in the world, and when they do it is always in a far place away from metropolitan media centres, and Reuters seems to have the best coverage of that’. Otherwise, investment banking was just about as bad as we thought it would be. No particular trend.

                Meg Geldens: Was the deterioration in investment banking, down to -15%, worse than you thought, or was that in line with what you were expecting?

                Tom Glocer: I remember the first quarter was -17%, wasn't it?

                David Grigson: -16% or -17%, that is right.

                Tom Glocer: In going forward, I would expect that to moderate. I don’t have a good enough handle on the quarter by quarter evolution. What seemed to be going on in particular in Europe is that we know they have been a little more quietly done, but a fair amount of headcount reduction done through the third quarter at most of the big banks. Perhaps the media have just become a little tired of the story, but heads have continued to come out of investment banks, so we have seen a lot of those positions disappear.

                Matthew Norris (Buttonwood): I have two questions, please. The first is a follow-up question on the 2000/3000 products: can you clarify your guidance on the migration of the 2000/3000 users? If I understood David’s earlier answer correctly, then 80% of the 2000/3000 users are leaving Reuters and possibly the industry. If that is correct, to what extent is this a deterioration compared to your guidance in July which, if I remember correctly, was 20% trade up, 70% trade down, and 10% leave? My second question is, using the range of -7% to -9% for 2004 recurring revenue decline, where do you feel more comfortable?

                Tom Glocer: The lower the number, the greater the comfort we have in beating it is the first answer that comes to mind! I am not sure we can be a lot more helpful on that one. I can help a little, and may be David can help clarify what he meant earlier.

                When I listened to him focus on our best number which is 20% trade up from 2000/3000 to Xtra, I did not think he was implying that the other 80% necessarily either disappeared totally or went to a competitor. People have traded down even in the existing ‘legacy’ Reuters world. Some people have taken our product called RMM, other people, let’s say in the States, have taken lower versions of BridgeStation. There is a lot of domestic solutions and frankly – and I am not happy about this – there are a lot of customised, local packages, that had been done by the ever-resourceful and entrepreneurial Reuters frontline staff, lacking a good central segmented product to move people to. I do not have a great number of how many have actually gone out the door. A lot of them have. It probably has been greater than the 10% if that is the number you had earlier.

                David Grigson: Matthew, where we are getting confused here is that the guidance we have given you, 20% up, 70% migration and 10% out, is the migration guidance into the future when Trader becomes the migration path for the majority of those remaining 2000/3000. Up until this point, we have not had Trader. Tom’s right, there has been some level of migration down to RMM and other products, but historically and in quarter three, the majority of both access declines and the revenue decline is business that has been lost to Reuters. Whether it is 80% or 60%, I am not entirely sure. But today, without Trader in there as offering a migrational path, we have tended to lose more than we tended to keep, but going to the future, we would expect that to be different.

— Ends —

ARCHIVED PRESENTATION

This presentation may include forward-looking statements. The Risk Factors section of Reuters 2002 Annual Report and Form 20-F describes certain important factors that could cause actual results to differ materially from those in our forward-looking statements today. You can obtain copies of our Annual Report from Reuters website or from our Investor Relations office in London.

REUTERS GROUP PLC
Third Quarter Revenue Statement 2003
US Conference Call
Monday, 27 October 2003 at 15.00 hours

Question & Answer Session

                Question: Good morning. Could you talk a little about the FX business, the outlook for that in terms of internal growth and how you feel it is positioned relative to competitors?

                Tom Glocer, Chief Executive: The FX story is a really good one for Reuters right now. In my experience in the company, and I have been in Reuters for pretty much exactly 10 years now, it has traditionally been seen as an incredible strength and a cash cow which was in long and steady decline and there wasn’t much that we could do about it.

        In the last year, I have seen an explosion in activity around what we together call our Treasury business. So the first is continuing to improve the Dealing 3000 product and the FX and Treasury information available in 3000 Xtra. It is things like adding more asset classes to be traded on. We have seen good momentum in forwards matching on our Dealing service. We have made a big push into credit derivatives, adding credit default swap and other data from GFI, which is really the leading inter-dealer broker in the credit derivatives space. Therefore, part of it has been around making the products that much better, which is important given the announced plan of Bloomberg and EBS to try to get together to get some traction there.

        The other thing that is going on, which is perhaps even more significant and certainly very strategic, is we bought a business in the fourth quarter of last year called AVT, which we did not talk a lot about. They are the leading providers, the leading builders of internet portals which allow sell side participants in the FX and eventually other markets to reach their buy side typically corporate treasury clients. That is important because, while there continues to be a consolidation of at least the spot FX market into fewer and fewer hands, which has had over the last several years, and will continue to have, a negative implication for the number of Dealing 3000 key stations that are out there, by linking with this AVT technology we are transferring some of the value proposition over to connectivity in FX. We have changed the charging model for the AVT product from being purely a solutions sale, which was a one-off piece of revenue, to being one with a continuing recurring revenue stream.

        The way it works, if you will bear with me one more moment, is that these systems are flexible enough to permit second and third tier banks to decide partially to outsource their participation in a given FX market to the fewer top tier players who are active and have the scale to be in all of them. We are seeing tremendous interest in this product and believe it is an interesting way for us to hit the current issue for participants in the FX market, and to continue our franchise by just adapting as our customers have adapted.

                Question: That is very helpful. Would you expect therefore to see that business grow? Or, when would you expect that business to start to grow?

                Tom Glocer: It is growing already this year. The base is not enormous. We had not prepared to do it for this call, but I am glad you raised it because I think it is important, but we hadn’t meant to flag it.

        This is a business where we should certainly be seeing double digit growth. In terms of the number of people using the technology, the pipeline is filling up significantly. I will try and come back at some point and do it more formally, and give you a picture of the prospects for this business.

                Question: But overall, the Treasury segment, would that start to grow in '04, the entire segment, or perhaps only the product?

                Tom Glocer: I was focusing particularly on what we call ‘Treasury Solutions’. There are a lot of moving pieces in the Treasury business as a whole. The usage revenue has been going up as we have seen increasing activity in spot and in forwards, and we are going to be adding interest rate products to trade on Dealing in the next few months. But we have been seeing a continued deterioration in Information sales, in particular with the older 2000/3000 legacy products. Although Xtra has been doing well, 2000/3000 products have come out.

        I believe that will begin to taper off. Where that leaves us on balance — certainly next year we are not going to be looking at any growth in Treasury, but longer term, the outlook from where I am sitting is a more stable Treasury business than has perhaps been viewed over the last several years.

                Question: Now that you are selling a piece of TIBCO, would you consider selling Instinet or a piece of Instinet?

                Tom Glocer: What I have been saying for some time is that I expected Reuters to reduce its position in the two companies in different ways. In terms of TIBCO, it is much more a Reuters initiated strategy which follows on from the decision in the Fast Forward programme to refocus the Solutions business. So TIBCO, although a wonderful company with great technology, just becomes less strategic for us and we don’t have to sit on a big ownership chunk.

        In Instinet, we will see it evolve in a different way. I continue to believe that the market in terms of US market trading places, has not finished its consolidation. We took a leading role in that last year in engineering the Island/Instinet merger. I would expect the next step in the evolution of Instinet would be for it to be a leading player in one or another consolidation. More generally, I am very pleased with what the management is doing there. You will have seen the recent results. Turning that business around into positive territory has been a huge amount of work, and they are really well positioned given some of what is going on in the New York and other marketplaces right now.

                Question: So when you are talking about consolidation and Instinet participating in consolidation, would you view that from the standpoint of Instinet being a buyer or Instinet being a seller?

                Tom Glocer: Although I am on the Instinet Board as David is, I would view it from the Reuters position for the purposes of this call, which would be: Is there a combination which creates more value for the whole? I wouldn’t be particularly fussed in hanging a label: buyer, seller, or merger of equals. It would depend very much on who the other party to that was. I think there is value to be created there, and I think they are on the right path.

                Question: If someone came to you with an offer, you would not consider it so strategic that it couldn’t move away from the Reuters galaxy of companies?

                Tom Glocer: It would take a significant offer, because there is a lot of value building there. We try and be good shepherds of corporate value, and there has to be a price at which it would make sense to look at that very seriously.

                Question: A couple of questions. In the past you have mentioned that August was a positive month for the US in terms of net sales. Was September a positive month also?

                Tom Glocer: I am not going to get into the habit of giving month-to-month comment, but, as it turns out, September was not although it was very much on track with our previous forecast. The US was even a little ahead.

                Question: Lastly, can you give us a sense of how October is looking in terms of either sales or cancellations?

                Tom Glocer: We are getting that data later this week. The nature of our business tends to be that it comes in at the very end of the month, both positive and negative. We don’t really have a good picture on that.

                Question: As I am fairly new to the Reuters story, I was hoping you could talk us through the £440 million of cost saves, where it is coming from, over what period of time. That would be helpful.

                Tom Glocer: I will let David take this one.

                David Grigson, Finance Director: First, over what time period. We said that we would be taking £440 million of cost, that is net reduction of costs out over three years, with about £45 million, we estimated in the first year. We think we can do better than that in this year, and our latest view is that it is about £55 million, with about another £140-£150 million in 2004 incrementally, and then the balance incrementally in 2005. So by the time we get to full year annualised 2006, we would see the complete reduction.

        The sources of those reductions are multiple. A number of things Tom has talked about, such as simplifying the product line. That will help us to slim down our frontline salesforce, and slim down a number of our customer segment operations as well. Moving to a single architecture will enable us to rationalise the number of development sites. These sorts of opportunities help us to bring down a lot of our technical operating and development headcount, and we have seen some of that activity but most of that is loaded towards the middle and back of the programme.

        No real part of the company is being left untouched. We have taken a good look at the corporate centre and a significant amount of costs have come out of there over the last year, and will continue to do so. It is across-the-board and very much stimulated by the activity or the various work streams that make up Fast Forward, which is to simplify the product line at the front end and to simplify the infrastructure that supports it.

                Tom Glocer: If I may just chime in on David’s response, which is 100 per cent accurate, especially for someone coming new to Reuters. When I look at it, many of the things that financial services companies did in the 1980s and 1990s by way of centralising back office, creating fewer finance centres, putting development into cheaper places, Reuters did not do for a whole variety of reasons. First, we did not have to because margins were so high but, secondly and more importantly, Reuters was run on quite a fragmented geography basis so it was very difficult to take the sort of central decisions needed to bring costs down. What we are doing over this relatively short period are the things that many other companies did over a longer period. That is one reason why we were able to produce more in cost savings in a shorter time.

                Question: Going back to Treasury and your commentary about the Bloomberg/EBS platform, their price point seems to be significantly lower than yours. What will be your response on the pricing side if they gain traction: would you prefer to sit it out on the sidelines and let them gain share and preserve your price point, or would you prefer to cut prices in order to have a shot at keeping market share?

                Tom Glocer: I am intrigued because I cannot really figure out what their price point is. What they are doing is offering very extended free trial of a Bloomberg if you are willing to use the EBS component but, in terms of the pricing itself –

                Question: I think it is $1,300 per month plus $300 for EBS, so that makes about $1,600 per month.

                Tom Glocer: Right, compared to a Dealing 3000 which would range from about $1,800 to $2,000 a month.

                Question: That is the total platform, that is Dealing and Information?

                Tom Glocer: Yes, because when you take Dealing 3000 you do not get a separate charge for the information component. The bottom line is that there is a price gap but we do not think it is significant enough that you take a community of users who really like and have high customer satisfaction using the Dealing service and lure them across. There are certainly some who will take advantage of a free trial offer and, if they can get a Bloomberg free for 12 months or 24 months even, they will take it. Whether in fact they will use the EBS component will turn largely on can they get the liquidity there. EBS tried for two years on their own, because they introduced EBS Light or EBS Trader already two years ago and did not get anywhere. The come-on with Bloomberg is just that it is an attractive marketing bundle to get a free trial of a Bloomberg at the same time. We are working really hard to make sure that the user base stays with us.

                Question: In other words, there is no risk that you suddenly start cutting prices to keep up with the Bloomberg/EBS pricing?

                Tom Glocer: We will be aggressive on an individual client-by-client basis where there are particularly important sources of liquidity, say, in matching. The way we are going about doing that largely is with a product we have called RDL – Reuters Dealing Link – which is a lighter weight version of Dealing. That had originally been directed to counter EBS and we are using that where someone comes in and says, “Price is my issue”. We take them off Xtra and Dealing 3000 and say give them Reuters Trader and RDL, but we have not come across that many, it is not that price-sensitive a part of the market.

                Question: You mentioned the Knowledge product which is starting to come on line. Could you talk a little about some of the new product introductions that have come out over the Summer, how they are trending and when we will start to see impacts on the access additions from those products?

                Tom Glocer: We will not really see any material access additons until into next year given the cycle for roll-outs that most of our clients have and their demand to test things before letting them onto their networks. What we have done this time, which is historically unusual for Reuters but the right way to do development is to work for a longer time more closely with our customers before the official launch of the products for general sale, so that we can get the teething problems out and customise the products to fit the niche for which they are intended. We have done that both with Knowledge and with Trader. Anecdotally, on Trader we sold 60 to Lloyds in Geneva last Friday, and there are a couple of hundred others that are in process. However, both products are in the hundreds. The other one that we introduced over the Summer was 3000 Xtra in a “thin client” version, which is important for us to penetrate in particular places like hedge funds, where you will not find as heavy a technological infrastructure. There was a high cost, a barrier to entry for us because, traditionally, Xtra needed virtually a trading room environment in which to run. We have put out 1,500 positions of that on trial and have converted 150 over the last couple of months, and that is beginning to pick up. As is somewhat typical, the beginning period is slow but we believe that the products are really good and they will make a difference.

                Question: The impact as well and the average revenue per access from those products?

                Tom Glocer: I am trying to think through the whole range. Improvements to Xtra tend, in general, to raise the average revenue per unit because it is a higher priced product. When we talk about migrations to Trader and then we have a couple of other new products – RIA which is a wealth advisory product and a product in Asia – it depends a great deal on what is the product that is in there before. I would characterise it as neutral to slightly down on a one-for-one swap-out basis. Ultimately, it is positive because we have had the experience that between 20-30% of Xtra users are people who trade up, and we expect to be able to go after new positions with these new products where we did not have something before. If you put it all together, and this goes to the heart of having a segmented product set, we believe we will gain more by having products at different price points than we will lose from the potential to cannibalise in people migrating to lower priced products. So far that seems to hold.

                Question: What new products remain to be rolled out?

                Tom Glocer: There is a product called Reuters Intelligent Adviser, which is an information product aimed at the private wealth management area. We have decided to roll that out in conjunction with another new product called Reuters Portfolio Management System, which is a software tool which allows wealth managers to track portfolios and to generate client reporting that they need. It is particularly attractive in European private banking circles, so RIA will appear as components in that in the first instance, and we have good expectations for that. We are in the middle of a big product roll-out which is in our trading room systems area and this is called RMDS: Reuters Market Data System. This is the big trading room system where we are migrating people to from the old Triarch on the one side and TIB on the other. That has picked up momentum in the quarter with some big names coming on board, including Merrill among others, who are swapping over.

        Then next year we have a product which at the moment is code-named REPA, which is the Reuters Equity Performer Asia, which is an equity segmented product for the Asian market scheduled to come out in the first half. There is another version of BridgeStation, which includes the Instinet former analytics components, that is Bridge 8.0/8.1 which will come out in the next couple of months.

        As David has quite rightly reminded me, the one other global product is something called Global Adviser, and the best way I can describe it is to use a car analogy for our product line. 3000 Xtra and BridgeStation in the US think of as a 7 series BMW; Reuters Trader think of as the 5 series and Global Adviser is meant to be our 3 series. I push the analogy probably further than I should in saying that something like Reuters Knowledge is our equivalent of an X5, a specialist off-road vehicle and, if BMW had a truck division, it would be our heavy duty enterprise trading room systems and risk management systems. This is all ending up in a really targeted set of 50 strategic products coming from the thicket of 1,300 products, many of them small domestic ones which confused customers, confused our pricing, our segmentation and, frankly, often confused our own salesforce.

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